Exhibit 99.19

Continuing to Build ACCLAIM ENERGY TRUST

2004 ANNUAL REPORT

ACCLAIM HAS GROWN by more than 300% in only two years by making five strategic acquisitions. Today, we are the sixth largest energy trust in Canada and we plan to continue growing our Company and delivering consistent returns to unitholders.

HIGHLIGHTS 2004 was highlighted by the acquisition of assets from ChevronTexaco which improved the quality of Acclaim’s asset base and moved the Trust to new levels of production, reserves and cash flow. Over the past two years, five transactions totalling $850 million, have transformed Acclaim into an entirely different Company.

RESERVE GROWTH Acclaim increased proved plus probable reserves 127 percent in two years to 112.6 mmboe, including a 31 percent increase in 2004. The Trust replaced 333 percent of production for the year.

PRODUCTION GROWTH Production has grown 183 percent since December 2002 to exit 2004 at 41,500 boe/d. Average daily production increased 54 percent in 2004 to 33,421 boe/d compared to 21,738 boe/d in 2003.

CASH FLOW FROM Acclaim has increased cash flow more than 300 percent over two years to $238.1 million for 2004. In the fourth quarter of this year, cash flow of $75.6 million was more than double cash flow in the fourth quarter of 2003.

DISTRIBUTIONS Distributions remained consistent in 2004 at $1.95 per unit, representing a payout ratio of 73 percent for the year. At year end, Acclaim has provided rising or consecutive distributions for 38 months.

2004 HIGHLIGHTS

Financial

Years ended December 31
($ millions except per unit amounts)	2004	2003	% Change
Gross revenue	521.5	289.0	80
Cash flow from operations	238.1	146.1	63
Per unit – basic	2.66	2.41	10
Per unit – diluted	2.64	2.40	10
Net earnings	36.7	47.6	(23)
Per unit – basic	0.41	0.71	(42)
Per unit – diluted	0.41	0.70	(41)
Distributions	176.7	121.3	46
Per unit	1.95	1.95	—

Capital expenditures
Development expenditures	91.8	40.3	128
Net acquisition expenditures	434.3	378.8	15
Total assets	1,555.9	1,089.7	43
Working capital (deficiency)	(27.6)	(5.0)	—
Long-term debt	283.8	209.0	36
Unitholders’ equity	865.0	610.9	42

Weighted average trust units outstanding (000s)	88,877	60,696	46
Trust units outstanding at year end (000s)	103,580	74,601	39

Operating
Production
Natural gas (mmcf/d)	94.2	67.9	39
Crude oil (bbl/d)	13,731	8,427	63
Natural gas liquids (bbl/d)	3,988	1,997	100
Barrel of oil equivalent (boe/d) @ 6:1	33,421	21,738	54

Average prices
Natural gas ($/mcf)	6.91	6.09	13
Natural gas ($/mcf) (net of hedging)	6.76	5.88	15
Crude oil ($/bbl)	46.44	35.51	31
Crude oil ($/bbl) (net of hedging)	39.62	34.00	17
Natural gas liquids ($/bbl)	34.18	29.40	16

Reserves (proved plus probable)
Natural gas (bcf)	256.0	223.6	14
Crude oil and natural gas liquids (mbbl)	70,014	48,611	44
Total reserves (mboe)	112,601	85,884	31

Drilling activity (gross)
Gas wells	55	18	—
Oil wells	89	28	—
Standing/service	4	—	—
Dry and abandoned	8	4	—
Total gross wells	156	50	—
Total net wells	84.6	31.3	—
Success rate (%)	95%	92%	—

THE 2004 CHEVRONTEXACO ACQUISITION

QUICK FACTS

Acquisition Date	June 30, 2004
Acquisition Cost	CDN$434 million
Daily Production	17,000 boe/d
Production Cost/Flowing Bbl	$25,500/boe/d
Proved Reserves	$15.47/boe
Proved Plus Probable	$12.23/boe

ChevronTexaco Added World Class Assets

LARGE RESERVES: The assets are characterized by large accumulations of oil and natural gas in established multi-well pools. Significant upside potential exists through the application of reservoir engineering and new technology to increase recovery factors.

Mitsue: With nearly one billion barrels of original oil in place and only 400 million barrels recovered to date, the Reserve Life Index on this light oil, high netback property exceeds 12 years. Considerable optimization, recompletions and new drilling opportunities exist.

Central Alberta: The acquired assets provided more than 10,000 boe/d of production in three key areas: Acheson, Homeglen-Rimbey and Pembina/Bigoray. With a high average working interest, these assets have multi-zone potential for both oil and natural gas, and a large inventory of optimization and infill drilling opportunities.

Kaybob and Simonette: In the Acclaim portfolio, these two Western district properties are top ten producers, and although non-operated, are a key component in the future of the Trust. Uphole drilling potential, water injection and optimization opportunities are present.

Manitoba: Characterized by a long reserve life in excess of 10 years, the majority of production in the Virden, Manitoba area is from seven units, all under waterflood.  Horizontal drilling and waterflood maximization are amongst the long-term plans for this property.

ChevronTexaco was a Strategic Acquisition

Complementary Fit: The ChevronTexaco assets fit extremely well with Acclaim’s existing production in western and central Alberta and provide Acclaim with long life, high quality production in western Manitoba. The purchased assets are well positioned and contiguous with high working interests.

Technical Knowledge: Several of Acclaim’s senior technical head office and field personnel are former Chevron employees and have strong working knowledge of the properties acquired.

Under Exploited: Assets all have excellent potential in under exploited or uphole zones. ChevronTexaco limited allocation of capital to these properties for several years.

High Quality and Balance: All producing wells are in contact with significant accumulations of oil and gas and are comprised of 60 percent light crude oil and liquids and 40 percent natural gas.

Per Unit Growth: The transaction was highly accretive to cash flow, production, reserves and net asset value per unit.

Strong Financial Accretion and Sustainability: The level of financial accretion provided by the ChevronTexaco acquisition supports our objective of long-term sustainability.  In the second half of the year, our cash flow from operations financed consistent distributions at a significantly reduced payout ratio of 63 percent, plus our exploitation program which more than maintained production levels.

PRESIDENT’S MESSAGE  Acclaim Energy Trust made a significant leap forward in 2004 by staying true to its strategy – building its asset base, demonstrating the Trust’s ability to efficiently exploit its assets and maintaining consistent distributions to unitholders. The defining event of the year was Acclaim’s $434 million acquisition of ChevronTexaco’s western Canadian assets. This strategic move elevated Acclaim into the position of the sixth largest oil and gas trust in terms of daily production and reserves. Acclaim’s production increased 57 percent to 41,500 barrels of oil equivalent per day (boe/d), compared to 26,500 boe/d at the end of 2003. Total proved plus probable reserves rose 31 percent to 112.6 million boe, compared to 85.8 million boe at the end of 2003. The Trust provided consistent distributions of $0.1625 per unit per month and delivered a total return to unitholders of 37 percent. It took teamwork to capture the opportunities and respond to the challenges of 2004. In this interview, Paul Charron, Acclaim’s President and Chief Executive Officer, explains what his team achieved and looks ahead to 2005.

From Day One, Acclaim has executed a deliberate strategy designed to achieve its goal of growing into a large-cap oil and gas energy trust. Tell us about this strategy and how the assets Acclaim owns today fit into that strategy going forward.

I think it’s important to remember where we started and how far we have come in such a short time.

In October 2002, when Acclaim merged with Ketch Energy, we had an asset base of approximately 40 million boe of proved reserves and 14,500 boe/d of production. We felt that it was a reasonable starting point but on a long-term basis, it didn’t have the size or reservoir quality we wanted.

So we set out to make a series of strategic acquisitions that would improve Acclaim’s asset base and provide the Trust with additional critical mass and diversity. Through the course of 2003, we improved the quantity and the quality of our assets considerably. We added key properties through the corporate acquisition of Elk Point Resources and property acquisitions at Willesden Green and Gilby in west central Alberta. That was the first step change for us and these transactions altered the perception of the Trust, our asset base and our future.

Entering 2004, we had a solid asset base producing about 26,500 boe/d from high quality properties, well balanced between crude oil and natural gas.

Then in June we acquired ChevronTexaco’s conventional crude oil and natural gas properties in western Canada in partnership with Enerplus Resources Fund and Paramount Resources Ltd. Acclaim paid $434 million for its share of this acquisition. These are world class reservoirs, with considerable future development potential. Moreover, the assets fit strategically with our properties in central, western and northern Alberta, and also give us a position in long-life, high quality production in western Manitoba.

This acquisition speaks volumes about Acclaim’s approach to building its asset base. We identified the ChevronTexaco opportunity early, well before the assets went on the market. We felt that the only way to get the deal done would be to buy the entire package, but also knew we couldn’t acquire the package by ourselves. We started to identify partners who had a similar view of value and wanted to complete the transaction for the benefit of all parties. When the public sale process was initiated, we were well positioned. The transaction was large and complex, and we relied extensively on our strong in-house evaluation skills, our financial capabilities, our understanding of the capital markets, and ultimately our ability to integrate the assets once they were acquired.

The impact of the ChevronTexaco acquisition was material. In addition to increasing our 2004 exit rate production 57 percent to 41,500 boe/d, we surpassed 100 million boe of reserves and reported proved plus probable reserves of 112.6 million boe at the end of the year. Acclaim became one of the top six producers in the Canadian oil and gas trust sector with an enterprise value of nearly $2.0 billion, compared to $1.1 billion at the end of 2003. Our production mix remains balanced – weighted 45 percent to natural gas and 55 percent to primarily light oil and natural gas liquids.

The strong financial accretion provided by the ChevronTexaco acquisition also enhanced Acclaim’s ability to maintain its distributions at $0.1625 per month, while reducing our payout ratio from 92 percent in the first half of the year to 63 percent in the second half.

Our acquisition strategy has transformed Acclaim over the past three years, providing an asset base that will generate cash flow to sustain distributions for the foreseeable future. While Acclaim does not need to make an acquisition in 2005, we will continue to identify opportunities that meet our continued growth strategy.

One of Acclaim’s main objectives is to exploit its assets. How will Acclaim further build the Trust through development?

If Part One of our strategy is building our Company, Part Two requires the exploitation of our assets and addresses the question, ‘Can we sustain production and reserves through the optimization and exploitation of the assets we’ve acquired?’

A successful exploitation strategy is built on two components – firstly, understanding your assets, and secondly, maximizing value from those assets through an effective and efficient program. That is not as straight forward as it sounds. There are a number of components involved – reservoir management, optimizing producing wells, drilling, facilities optimization, land strategies – and to be successful you have to do all of them well. During the latter part of 2003 and in the first half of 2004, we focused on optimizing producing wells and completing sound technical due diligence on the assets acquired. By the summer of 2004, we were ready to increase our drilling activity. The fourth quarter represented a milestone for Acclaim, characterized by a high level of exploitation activity and success. We were more active in this quarter than ever before, drilling 49 operated wells while continuing to optimize producing properties.

Our work on our Willesden Green property near Rocky Mountain House, Alberta, is a good example of how we approach exploitation. Willesden Green is a huge Cardium oil pool – 140 million barrels of oil in place and a reserve life index (RLI) greater than 15 years using existing production technology. However, we knew that if we were able to increase the recovery factor by just six percent through better understanding of the reservoir and the application of new technologies, we could double the reserves. We also knew there was significant shallow and deep gas potential on the property. Upon acquiring the property from Petro-Canada in 2003, we went right to work. We modeled the Cardium reservoir to understand where the oil has migrated as a result of the waterflood and we reviewed other opportunities to enhance value. As a result of our work, we determined that there was the potential for an extension of the reservoir on the southwest portion of our land. To capture these reserves and generate incremental production and cash flow, we drilled eight wells in the fourth quarter of 2004 with good results. During the year, we also drilled seven successful gas wells with a partner in Willesden Green’s Rock Creek formation. In 2005, we will continue with our Cardium optimization program, undertake follow up drilling on our successful Cardium and Rock Creek programs and pursue numerous shallow gas opportunities which we have identified. In total, there is potential to drill 20 to 25 wells at Willesden Green.

A similar story is unfolding at our Mitsue property near Slave Lake, Alberta that was acquired from ChevronTexaco. Mitsue is a high quality, world class reservoir with oil-in-place estimates ranging upwards of one billion barrels and an RLI greater than 12 years. After purchasing the property, we focused on optimization, well reactivations and geological and reservoir modeling. We have selected 15 existing wells as candidates for re-entry in 2005 out of a total of 35 wells identified. We will initiate a drilling program in 2005 that will be expanded in 2006.

We have budgeted $100 million of capital expenditures for 2005 for significant exploitation programs throughout the year. In early 2005, our focus will be to tie in production from our successful fourth quarter drilling program while pursuing optimization programs on our producing properties. The majority of the drilling planned for the first quarter of 2005 was, in fact, accelerated into the fourth quarter of 2004. We expect to drill approximately another 80 operated wells, primarily in the last three quarters of 2005. This increased focus on exploitation and value enhancement within our existing assets is emerging as a core component of our business strategy of providing long-term sustainability to our unitholders.

From a financial perspective, what are the characteristics of an investment-worthy trust?

From a financial perspective, there are three important characteristics of an investment-worthy trust. First is a strong balance sheet, second is stable cash distributions, and third is a conservative payout ratio.

With the ChevronTexaco acquisition and related financings, we exited 2004 with a solid balance sheet and a debt to cash flow ratio of 1.0 times. We want to ensure we are always in a position to make strategic acquisitions when the opportunities arise.

Stable cash distributions have been an important part of our business model since inception. In 2004, we continued to provide consistent and reliable monthly cash distributions of $0.1625 per unit. In fact, when we merged Acclaim and Ketch in October 2002, we raised our cash distributions to that level and by the end of 2004 had paid 26 consecutive months of cash distributions at $0.1625 per unit. Including the March 2005 distribution, Acclaim has the longest record of consecutive or rising distributions in our sector at 41 months.

One of the key benefits of the ChevronTexaco acquisition has been the ability to maintain our distributions while significantly reducing our payout ratio. In the second half of 2004, we were able to finance consistent distributions to unitholders with only 63 percent of cash flow from operations, using the remainder to fund an exploitation program which more than maintained production. In 2005, given current commodity prices, we expect to maintain distributions and a payout ratio of 60 to 70 percent. The balance of cash flow available should be sufficient to finance our capital expenditure program of $100 million.

It takes a great deal of commitment and teamwork to operate a trust the size of Acclaim, and effectively manage the successes and challenges that are inherent in this business. How did your team perform in 2004?

We brought on a lot of people on board in 2004, adding employees in all areas. We added about 40 people through the ChevronTexaco acquisition alone, including about 25 in the field.

When an organization grows quickly, as Acclaim has, it is essential to step back occasionally and reflect on what is the most effective way to manage the Company. The ChevronTexaco acquisition was a step change for Acclaim and we felt it was the right time to ask: “Given the size of the Company and the assets that we own, do we have the appropriate processes and structure in place to drive our strategy?” As a result, we initiated a project to review and improve key processes and our structure, where necessary. We introduced changes in February 2005 which we believe will allow Acclaim to effectively manage our current asset base and position the organization for future growth.

The unexpected can also play a part in building organizational culture and creating a stronger team. In December, Acclaim responded to a gas release at one of the wells on our Acheson property west of Edmonton. Acclaim’s Emergency Response Plan was engaged and the resulting fire was extinguished on January 10, 2005. In managing this incident, Acclaim worked hard to ensure the safety of our staff, contractors and the public, and to mitigate adverse impacts to the environment wherever possible. Remediation of the wellsite and surrounding area is ongoing. Throughout the incident, Acclaim worked closely with the Alberta Energy and Utilities Board and other affected stakeholders to ensure the expeditious, safe and satisfactory resolution to the incident. I recognize all of Acclaim’s staff involved in this incident and commitment and professionalism in managing this situation.

The last two years have been both busy and successful. I would like to thank all of Acclaim’s employees for their hard work in 2004. It is the strength and commitment of our people that has and will continue to play a key role in our ongoing success. We are also grateful to our Board of Directors for their support and guidance through the year. In 2004, we added Nancy Laird and Greg Rich to our Board.

The entire Acclaim team is working to continue to build the Trust’s reputation as a high performing organization. When people think of quality trusts, we want Acclaim to be at the top of that list. We’re well on our way to achieving that goal.

J. Paul Charron

President and Chief Executive Officer

March 10, 2005

ACCLAIM’S MANAGEMENT TEAM

J. Paul Charron, CA

Paul has been President and Chief Executive Officer of Acclaim since October 2002. Prior to joining Acclaim, Paul was Vice President and Chief Financial Officer of Ketch Energy and was involved in several successful corporate and property transactions with an accompanying increase in market capitalization from $30 million to $275 million. Prior to this, he held positions as Managing Director of Corporate Finance of BMO Nesbitt Burns and Vice President of Finance of Morrison Petroleums until its merger with Northstar Energy in March 1997.

David J. Broshko, CA

David is Vice President and Chief Financial Officer of Acclaim, a position he has held since May 2003. Prior to joining Acclaim, David was the Chief Financial Officer of Paramount Resources Ltd., an intermediate petroleum and natural gas exploration and development company. He received his Chartered Accountant designation in 1986 and is a member of the Canadian Institute of Chartered Accountants.

Mark P. Fitzgerald, PEng, MBA

Mark was appointed Vice President of Operations in February 2005. Mark joined Acclaim in 2003 as Manager of Operations for Acclaim’s Western district before being promoted to Vice President of Engineering in April 2004. Before this, Mark was Director of Corporate Development and Manager of Operations at Dominion Energy. Previous positions include a variety of roles of increasing responsibility with Chevron Canada and Chevron U.S.A.

Richard J. Tiede, PEng

Rick is Acclaim’s Vice President of Business Development, a position he has held since October 2002. Before joining Acclaim, Rick was President and Chief Operating Officer of Landover Energy, and previously held a variety of engineering and business development positions including Vice President of Engineering and Chief Engineer at Northrock Resources Ltd.

Wes Morningstar

Wes is Acclaim’s Vice President of Exploration and Development. He has held this title since August 2003. Following the Ketch transaction, Wes joined Acclaim in September 2002 as Manager of Geology and Geophysics. Previous positions include Business Coordinator for Ketch’s Southern district and Vice President of Exploration and Development at Magin Energy.

Northern District	2004
% of Total Production	14
CAPEX ($ millions)	10
Total Wells Drilled	14
Undeveloped Land (net acres)	69,500
Annual Average Production	5,000 boe/d
Estimated Exit Rate Production	5,700 boe/d

Eastern District	2004
% of Total Production	28
CAPEX ($ millions)	38
Total Wells Drilled	89
Undeveloped Land (net acres)	122,400
Annual Average Production	8,400 boe/d
Estimated Exit Rate Production	11,800 boe/d

Western District	2004
% of Total Production	28
CAPEX ($ millions)	27
Total Wells Drilled	34
Undeveloped Land (net acres)	73,400
Annual Average Production	10,000 boe/d
Estimated Exit Rate Production	11,500 boe/d

Central District	2004
% of Total Production	30
CAPEX ($ millions)	18
Total Wells Drilled	19
Undeveloped Land (net acres)	92,475
Annual Average Production	10,000 boe/d
Estimated Exit Rate Production	12,500 boe/d

REVIEW OF OPERATIONS  Acclaim’s operations are organized into four operating districts – Western, Central, Eastern and Northern. Acclaim operates 75 percent of its properties, while the remaining 25 percent is operated by industry partners. Each district has its own regional production office with specialized asset development teams based in the Trust’s Calgary corporate office. Focusing the Trust’s resources in this way ensures that we have the right combination of people and skills to effectively exploit our asset base.

In 2004, Acclaim continued our record of creating value for our unitholders through accretive and strategic acquisitions, efficient operating practices and the effective exploitation of our assets. Operationally, we made significant strides towards improving the reliability and performance of our portfolio of assets and continued to create value for our unitholders by generating low cost production and reserves. Through an effective balance of exploitation and operational enhancements, Acclaim was successful in maintaining and enhancing our production and reserve levels. 2004 also saw us expand the level of capital investment in our assets, reflecting the significant suite of opportunities we have and continue to develop. Net development expenditures in 2003 were approximately $40 million, growing in 2004 to approximately $92 million. This year-over-year increase reflects the Trust’s increased focus on exploitation and value enhancement within our existing assets, and the emergence of this as a core component of our business.

By efficiently investing in the high quality asset base we have assembled, Acclaim is seeking to enhance the value of our core assets by ensuring the continuity of our production, the preservation of our reserves and hence the long-term sustainability of our cash flow and distributions. Proactive facility work was completed to ensure regulatory compliance and efficient operations, and operational enhancements to pipeline and plant operations helped us position ourselves for long-term operating stability and to target cost reduction opportunities. To enhance our production base, we focused our exploitation efforts on recompletions, stimulations and various workovers through the early part of the year, followed by large drilling programs in the second half of 2004. And, in alignment with our commitment to sound business conduct, we maintained our already sharp focus on regulatory compliance, safety and environmental stewardship.

An exciting and important milestone in our development occurred mid-year with the acquisition of ChevronTexaco’s assets in western Canada. Acclaim’s operations were taken to a new level with the addition of 17,000 boe/d to our already strong base of 25,000 boe/d. With combined production of 42,000 boe/d at the time of the acquisition, this important step further concentrated Acclaim’s production base, and gave Acclaim access to world class, large reserve pools. These large pools are beneficial to Acclaim for numerous reasons: multi-zone opportunities are often present above or below the proven pools, and Acclaim continues to develop these prospects; there are opportunities to improve recovery factors through sound reservoir engineering practices to ultimately achieve future reserve growth at very low cost; and exploitation opportunities that have not been fully realized or acted on by previous owners provide a long inventory of opportunities for Acclaim. A number of key personnel, who were previously employed by ChevronTexaco in western Canada, joined Acclaim and undoubtedly assisted the Trust in managing the integration process. We are proud of our success in seamlessly and effectively integrating the properties and people from this major acquisition into our company.

Acclaim worked hard in 2004 to continue to strengthen our understanding of our properties and aggressively exploit them. A considerable focus on geophysical, geological and engineering expertise was established over the past year, leading to significant development programs at Willesden Green, Pouce Coupé,  Greater Furness, Dodsland and other areas. Hiring and developing the technical and field expertise necessary to manage our existing and new reservoirs is an area where Acclaim’s people strategy has been successful. As evidenced by our increased focus on drilling in the latter half of 2004, Acclaim has been successful in developing the internal competence to be able to effectively carry out increased operations. In fact, in the fourth quarter of 2004, Acclaim drilled nearly 50 wells, exceeding all of the drilling activity we completed during 2003. In total, the Trust drilled and participated in 156 (84.6 net) wells, achieving a 95 percent success rate.

2004 saw Acclaim continue our successful acquisition strategy of targeting multi-zone oil and gas areas in the western half of the Western Canadian Sedimentary Basin. Combined with our long history and core production expertise in the eastern half of Alberta and in Saskatchewan, where we have found solid success both in reserve and production additions, we have built a solid, balanced portfolio. In 2003, the Trust successfully executed a deliberate strategy to strengthen and diversify its asset base and in 2004 we continued to build on this success with the acquisition of ChevronTexaco’s assets. By the end of 2004, Acclaim had created a more equal balance in its production – approximately 45 percent natural gas, and 55 percent crude oil and natural gas liquids (NGLs).

2004 Operational Highlights

•          Early in 2004, Acclaim undertook an extensive capital program to winterize its heavy oil operations, which is expected to minimize downtime and provide operating cost efficiencies for these assets through 2005 and onward.

•          Following the ChevronTexaco asset acquisition, Acclaim was nominated operator of the Mitsue field and facilities. Since then, the Trust has maintained production volumes in Mitsue above its 2004 acquisition targets.

•          Acclaim achieved record levels of facility utilization and efficiencies at its major operated gas facilities at Acheson, Tangent, Gilby/Medicine River and Mitsue.

•          In August, Acclaim received Ziff Energy Group’s Operating Cost Award for Southeast Alberta and Southwest Saskatchewan.

•          Drilling that had been planned for the first quarter 2005 was accelerated and completed in the fourth quarter of 2004, allowing Acclaim to capitalize on the strength of commodity prices, and to gain more cost-effective access to services.

•          Extensive land preparation, regulatory and compliance work resulted in timely, efficient and successful completion of the Trust’s quarterly drilling programs.

WESTERN DISTRICT  The Western district produced an average of 10,000 boe/d in 2004, balanced between natural gas, natural gas liquids and light crude oil production.

Characterized by long reserve life pools, and multi-zone opportunities, the Western district is a region Acclaim has targeted for aggressive exploitation and internal growth. Key properties in the Drayton Valley area include Bigoray, Kaybob, Westerose, West Pembina and Brazeau. Acclaim’s Rocky Mountain House area includes the Willesden Green, Gilby and Medicine River properties, the majority of which were acquired from Petro-Canada in June 2003. Gas production is from the Edmonton, Belly River, Cardium, Glauconite, Ellerslie, Ostracod, Rock Creek and Nordegg formations, while oil is produced from the Cardium, Ostracod, Ellerslie, Nordegg, Pekisko and Banff formations. Acclaim operates the Gilby gas plant, which has a capacity of 62 mmcf/d. The reserve life of many of the properties in this district is well in excess of 12 years and decline rates are very low.

The Trust operates 68 percent of its production in the region from field offices in Drayton Valley and Rocky Mountain House, Alberta. Through an effective and focused exploitation program, Acclaim has successfully maintained production rates and grown reserves in the Western district.

Focus on Willesden Green

Acclaim acquired the Willesden Green property near Rocky Mountain House, Alberta, in June 2003. With an average working interest of 85 percent, this property is characterized by multi-zone targets, and is highlighted by large Cardium formation pools producing 38 degree gravity oil. Through the latter part of 2003 and into 2004, Acclaim completed an extensive reservoir engineering study at Willesden Green, and has applied this expertise to improving recovery in Cardium reservoirs. Supported by this technical work, Acclaim elected to accelerate a planned 2005 drilling program in the southwest quadrant of the property into the fourth quarter of 2004. A total of eight wells were drilled in the Willesden Green property during the fourth quarter with a 100 percent success rate. The wells are expected to be on stream in the first quarter of 2005. In addition to the successful Cardium drilling program, Acclaim recompleted and reactivated wells and participated in seven drilling locations targeting Rock Creek gas. The Trust continues to evaluate further development opportunities in the Edmonton Group, and the Belly River, Viking, Ostracod, Nordegg and Rock Creek formations. In 2005, Acclaim is planning an 8 to 10-well drilling program focusing on the Cardium extension in the southwest corner of the property, four Rock Creek gas locations and a shallow gas program with the potential of up to 25 locations in the Edmonton Group. In addition, Acclaim will be evaluating the potential to further optimize the large waterfloods in the area and the possibility of instituting a new flood in the Southwest extension area.

CENTRAL DISTRICT  Acclaim’s Central district, located northwest of Edmonton, Alberta, is weighted towards natural gas and natural gas liquids production, and is the largest producing area of Acclaim’s four operating districts.

Acclaim’s average production for 2004 was 9,400 boe/d, and at 95 percent operated, the Trust is one of the industry’s largest operators in this region. Acclaim holds a concentrated land base which has been derived from the Trust’s original presence here as well as the ChevronTexaco asset acquisition. Major operated facilities include the Mitsue Gas Plant near Slave Lake which has the capacity to process seven mmcf/d and the Acheson Gas Plant outside of Edmonton, which has a capacity of 25 mmcf/d. Acclaim manages production from its regional production offices at Acheson and Mitsue. Additionally, Acclaim operates a number of oil batteries in the region.

The properties within this district provide Acclaim with high quality oil and liquids-rich natural gas development opportunities. Key properties include Acheson, Mitsue, Golden Spike, Yekau Lake and Spruce Grove.

The Acheson field is on a steep decline due to the draw down of gas from the previous miscible flood in the Acheson reservoir. While this asset carries a shorter reserve life, the significant cash flow currently being generated by the Acheson field is being reinvested in much longer reserve life properties such as Mitsue and Willesden Green. Natural gas in this district is primarily produced from the Belly River, Glauconite, Ellerslie and Wabamun formations, while oil is produced from the Ellerslie, Detrital and Leduc formations.

Focus on Mitsue

The Mitsue oil field is located near Slave Lake in north central Alberta, approximately 275 kilometres north of Edmonton. Acclaim acquired the Mitsue interests as part of the ChevronTexaco asset acquisition. Mitsue is a world class oil pool with estimates of upwards of one billion barrels of original oil in place. Producing 43 degree gravity oil, the field is approximately 67 kilometres in length and 18 kilometres wide. Recovery of the original oil in place is approximately 38 percent to date, and Acclaim is optimistic that through effective reservoir enhancement and exploitation programs, these recovery factors can be significantly improved over time. Acclaim also expects that technological improvements over time will supplement reservoir enhancement work, ensuring that this low decline asset will be a key long-term producer for the Trust. Acclaim has aggressively focused on production optimization and well reactivations. In 2005, Acclaim plans to supplement its ongoing optimization program with a drilling program targeting both new wells and the re-entry of previously abandoned wells. The Trust has identified up to 10 new locations and 15 re-entry candidates. Acclaim’s net working interest is 28.12 percent in the Mitsue Gilwood Sand Unit No. 1, which encompasses the majority of the field.

EASTERN DISTRICT  The Eastern district, includes Acclaim’s southern Alberta, Saskatchewan and Manitoba properties. Annual average production in the district in 2004 was 8,400 boe/d, which grew in the latter half of the year with the Trust’s drilling program in Furness and Dodsland, and the addition of the Manitoba assets.

The Eastern district remains a solid producing area for Acclaim, providing the Trust with a significant number of low-risk, lower-cost drilling opportunities, as well as a large inventory of production optimization opportunities.

The district is 80 percent operated and production is 75 percent weighted to oil. Light oil is produced from properties in southern Alberta at Bantry and Manyberries, in Saskatchewan at Dodsland, and in Manitoba at Virden. In southwest Saskatchewan, medium-gravity oil is produced from the Leitchville, Leon Lake and North Premier properties. Heavy oil is produced at Greater Furness, Lloydminster, Unwin and Tangleflags. Acclaim manages production from its field offices in Medicine Hat and Lloydminster, Alberta; and Kindersley, Saskatchewan.

Focus on Dodsland

The Dodsland/Kiyiu Lake properties have a reserve life index in excess of 15 years, and produce light, 32 degree oil with associated natural gas. Located approximately 150 kilometres southwest of Saskatoon, Saskatchewan, the Trust holds concentrated working interests in the area. In October 2004, Acclaim drilled twenty-five 20-acre spacing infill wells in an extensive program completed over six weeks. Wells in this area average 15 boe/d of light, sweet oil and carry excellent long-term economics. In 2005, an additional 25 to 30 well program is scheduled, with further multi-well infill programs for development in the southern component of the block contemplated for 2006.

NORTHERN DISTRICT  Crossing the border between northwest Alberta and northeast British Columbia, Acclaim’s Northern district is characterized by higher reward opportunities and multiple prospective horizons.

This area, producing an annual average of 5,000 boe/d, is viewed as a key growth area for Acclaim as it is well recognized for its multi-zone oil and gas potential. Key properties include Valhalla, Tangent, Pouce Coupé, Simonette and Blackhawk. At the end of 2004, the Northern district accounted for 5,700 boe/d, or 14 percent, of the Trust’s exit rate production of which 66 percent was natural gas and NGLs, and  34 percent was oil. The region is 32 percent operated by the Trust, and managed from Acclaim’s office in Peace River, Alberta.

Producing formations include Bluesky and Halfway, which are prone to gas, and Montney and Boundary Lake which are prone to oil.

Acclaim believes the Northern district provides tangible long-term value, with the opportunity for prospective multiple horizons and development opportunities. In 2004, Acclaim undertook an extensive resource assessment of Blackhawk, a 15,000 net acre land block in close proximity to Cutbank Ridge, where recent activity by two major exploration and production companies has been extensive. A comprehensive drilling program was initiated by these operators primarily accessing the natural gas prone Cadomin formation in 2003 and 2004. Acclaim’s land sits on top of a significant basement structure which a third party resource assessment characterizes as highly prospective. Acclaim’s future activity in this area will be partially dependent upon the results of the recompletion of a standing well on the Blackhawk land block in early 2005 to assess the resource potential.

Focus on Pouce Coupé

The Pouce Coupé properties are located northwest of Grande Prairie and produce 41 degree oil from the Boundary Lake formation and natural gas from the Dunvegan, Paddy, Baldonnel and Halfway formations. Pouce Coupé provides significant organic growth opportunities. Acclaim has varying working interests in three Pouce Coupé units with the largest position being a 62.8 percent working interest in the Pouce Coupé South Boundary B Unit. In 2004, Acclaim shot 27 square kilometres of 3D seismic, participated in six wells, successfully adding reserves and production at very efficient levels. Acclaim expects all production from its drilling program to be on stream in the first quarter of 2005, and is planning follow-up drilling, optimization, facility and reservoir management work in the area.

KEY ASSETS IN THE ACCLAIM PORTFOLIO

The following three-dimensional models characterize the type of reservoirs that exist in these resource play properties. These assets form the cornerstone of Acclaim’s long-term development programs, and provide the Trust with access to large, world class reservoirs, infrastructure and multiple drilling and re-entry opportunities.

MITSUE PROPERTY

Mitsue represents Acclaim’s second largest reserve pool, and is one of the top five producing assets in the Trust’s portfolio. With the potential for one billion barrels of original oil in place, Acclaim’s strategy is to target increased oil recovery through reactivations and other ongoing improvements in technology, recompletions, new drills and waterflood optimization.

This illustration demonstrates the complex distribution and stacking of the five Gilwood formation channel sands in the Mitsue field. Well spacing in the Mitsue field is usually one well per quarter section. Existing producing wells draw injected water towards them, leaving “by-passed” oil scattered sporadically throughout the field. Many of the approximately 175 undrilled quarter section spacing units will target this by-passed oil. Acclaim has plans to drill 10 of these locations in 2005.

WILLESDEN GREEN PROPERTY

Willesden Green is Acclaim’s largest reserve pool and is the Trust’s second largest producing asset. The property is characterized by a variety of opportunities to enhance the recovery of light oil, and continue developing deeper gas and emerging shallow gas programs.

The primary targets in the Willesden Green field are Cardium oil and Rock Creek gas. The Cardium is an extensive two layer reservoir that is under waterflood. In the Cardium waterflood area, Acclaim selectively drills locations that have not been swept by the injected water. The Rock Creek is a gas-charged reservoir 500 metres below the Cardium. Acclaim has successfully used 3D seismic technology to selectively target areas of higher reservoir quality for drilling Rock Creek wells. In addition, by drilling the deeper Rock Creek gas wells, Acclaim has identified a previously unrecognized Cardium extension which we are currently developing.

RESERVES

2004 HIGHLIGHTS

•          Replaced 333 percent of annual production at a finding, development and acquisition (“FD&A”) cost of $12.91 per boe before consideration of future development capital (“FDC”) and revisions for the proved plus probable reserves category. The majority of reserves replaced were through acquisition, and consist of high quality production and reserves of gas, natural gas liquids and light oil.

•          2004 was dominated by the ChevronTexaco acquisition, providing unitholders with exposure to some of the largest accumulations of light oil and natural gas reserves in the Western Canadian Sedimentary Basin. Primarily as a result of the acquisition, proved producing reserves increased 33 percent to 75.9 mmboe from 57.0 mmboe at December 31, 2003; proved reserves increased 27 percent from 68.9 mmboe at December 31, 2004; and proved plus probable reserves increased 31 percent to 112.6 mmboe at December 31, 2004.

•          Acclaim continued to provide unitholders with consistent, accurate and predictable reserve growth and stability. Since January 1, 2003, Acclaim’s base of proved producing reserves have increased by more than 300 percent. All acquisitions have met or exceeded the initial production and reserves estimates made at the time of the acquisition.

•          Increased the ratio of proved producing to total proved reserves to 87 percent as at December 31, 2004 compared to 83 percent at the end of 2003 and 73 percent at year end 2002. Acclaim has substantially increased the portion of reserves that provide cash flow and support distributions to unitholders.

•          Acclaim’s reserve profile changed in 2004 as a result of the ChevronTexaco transaction. Light oil increased seven percent and natural gas decreased seven percent to 52 and 38 percent respectively of total reserves. Heavy oil remained consistent at 10 percent of total reserves.

•          Acclaim achieved an increase of 14.7 percent in net asset value per unit from the previous year.

Acclaim’s oil and gas reserves as at January 1, 2005 were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. (“GLJ”). This report is in compliance with the regulatory compliance initiatives (National Instrument 51-101). Under NI 51-101 guidelines, proved reserves are qualified as those reserves that have a 90 percent chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50 percent probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

SUMMARY OF OIL AND GAS RESERVES COMPANY INTEREST

Forecasted Prices and Costs

	Light and
	Medium	Heavy	Natural Gas	Natural
	Crude Oil	Oil	Liquids	Gas	Total
	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mboe)
Proved
Developed producing	32,242	7,199	7,407	174,198	75,881
Developed non-producing	1,274	801	241	14,056	4,658
Undeveloped	4,214	1,150	297	8,755	7,120
Total proved	37,730	9,150	7,945	197,008	87,660
Probable	10,027	2,703	2,459	58,509	24,940
Total proved plus probable	47,757	11,853	10,404	255,518	112,601

Note: May not add due to rounding

(1)  “Company Interest” means in relation to Acclaim Energy’s interest in reserves, its “Corporation gross reserves”, which are Acclaim Energy’s working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy’s royalty interests in reserves.

NET PRESENT VALUE OF RESERVES

Forecasted Prices and Costs

		Discounted	Discounted	Discounted	Discounted
	Undiscounted	at 5%	at 10%	at 15%	at 20%
	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Proved
Developed producing	1,396,622	1,131,813	967,553	853,813	769,368
Developed non-producing	82,987	60,775	48,170	39,941	34,104
Undeveloped	94,566	64,901	45,945	32,950	23,601
Total proved	1,574,175	1,257,489	1,061,669	926,703	827,073
Probable	433,369	273,506	195,330	149,539	119,578
Total proved plus probable	2,007,544	1,530,996	1,256,998	1,076,242	946,651

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

PRICING ASSUMPTIONS

Forecasted Prices and Costs

The first six years of the GLJ January 1, 2005 price forecast are presented. These prices have been utilized in determining the reserves and cash flow forecasts above.

		Crude Oil		Bank of Canada
	Crude Oil	Edmonton	Natural Gas	Average Noon
Year	WTI	Light	AECO	Exchange Rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(US$/CDN$)
2005	42.00	50.25	6.60	0.820
2006	40.00	47.75	6.35	0.820
2007	38.00	45.50	6.15	0.820
2008	36.00	43.25	6.00	0.820
2009	34.00	40.75	6.00	0.820
2010	33.00	39.50	6.00	0.820

SUMMARY OF OIL AND GAS RESERVES COMPANY INTEREST (1)

Constant Prices and Costs

	Light and
	Medium	Heavy	Natural Gas	Natural
	Crude Oil	Oil	Liquids	Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Proved
Developed producing	33,472	6,438	7,529	176,877	76,918
Developed non-producing	1,341	747	246	14,173	4,697
Undeveloped	4,262	1,094	302	8,813	7,127
Total proved	39,075	8,279	8,078	199,864	88,742
Probable	10,349	2,558	2,483	59,689	25,339
Total proved plus probable	49,424	10,837	10,561	259,552	114,081

Note: May not add due to rounding

(1)  “Company Interest” means in relation to Acclaim Energy’s interest in reserves, its “Corporation gross reserves”, which are Acclaim Energy’s working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy’s royalty interests in reserves.

NET PRESENT VALUE OF RESERVES

Constant Prices and Costs

		Discounted	Discounted	Discounted	Discounted
	Undiscounted	at 5%	at 10%	at 15%	at 20%
	($ thousands)	($ thousands)	($ thousands)	($ thousands)	($ thousands)
Proved
Developed producing	1,556,734	1,222,252	1,020,916	885,043	786,406
Developed non-producing	92,086	66,846	52,363	42,910	36,249
Undeveloped	107,561	71,720	49,538	34,698	24,232
Total proved	1,756,381	1,360,819	1,122,818	962,652	846,887
Probable	492,054	308,302	218,363	165,659	131,279
Total proved plus probable	2,248,436	1,669,121	1,341,181	1,128,310	978,166

Note: May not add due to rounding

PRICING ASSUMPTIONS

Constant Prices and Costs

	Crude Oil	Edmonton	Natural Gas	Exchange
Year	WTI	Light	AECO	Rate
	(US$/bbl)	(CDN$/bbl)	(CDN$/MMBtu)	(US$/CDN$)
(Year End)
2004	43.45	46.54	6.79	0.8308

NET ASSET VALUE

The following net asset value calculation utilizes what is generally referred to as the “produce-out” net present value of Acclaim’s oil and gas reserves based on forecast prices as provided by independent evaluators. It does not take into account the development and growth in additional reserves in its existing properties beyond those included in the 2004 year end report. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that will vary over time.

NAV – Discounted at 5 and 10 percent

	Jan 1, 2005		Jan 1, 2005		Jan 1, 2004
	Constant Price Forecast		GLJ Price Forecast		GLJ Price Forecast
($ millions)	5%	10%	5%	10%	5%	10%
Proved plus probable (a)	1,669.1	1,341.2	1,531.0	1,257.0	967.6	782.4
Undeveloped Lands + Seismic (b)	63.1	63.1	63.1	63.1	57.5	57.5
Long-term Debt, net of Working Capital (c)	(297.5)	(297.5)	(297.5)	(297.5)	(214.0)	(214.0)
Net Asset Value	1,434.7	1,106.8	1,296.6	1,022.6	811.0	625.8
Units Outstanding (000s) (d)	110,461	110,461	110,461	110,461	77,572	77,572
NAV/Unit	$12.99	$10.02	$11.74	$9.26	$10.46	$8.07

(a)         As evaluated by Gilbert Laustsen Jung Associates Ltd.

(b)         Internal Estimate

(c)          Working Capital excludes commodity and foreign currency contracts

(d)         Represents total trust units outstanding and trust units issuable for exchangeable share and debentures

In the absence of reserve additions by the Trust, the NAV per unit will decline as the reserves are produced out. The cash flow generated by the production relates directly to the cash distributions paid to unitholders. Acclaim works continuously to add value, improve profitability and increase reserves which enhances the Trust’s NAV. Acclaim successfully executed on this strategy in 2004, as exhibited by our achievement of a 14.7% increase in per unit NAV.

RESERVE RECONCILIATION

Reconciliation of Company Interest (1) Reserves by Principal Product Type

Forecast Prices and Costs

	Light and	Heavy	Natural	Natural Gas
	Medium Crude	Oil	Gas	Liquids	Total
	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mboe)
Proved Producing
Opening Balance	21,009	5,859	154,163	4,474	57,036
Acquisitions	14,623	231	46,953	3,877	26,556
Dispositions	(590)	—	(2,171)	(16)	(968)
Discoveries	14	—	982	18	196
Extensions	459	1,215	2,384	55	2,126
Infill Drilling	754	248	903	20	1,173
Improved Recovery	41	54	140	—	118
Economic Factors	—	—	—	—	—
Technical Revisions	(310)	859	5,326	439	1,875
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	32,242	7,199	174,198	7,407	75,881

Total Proved
Opening Balance	26,526	7,645	177,212	5,162	68,868
Acquisitions	14,868	231	51,504	4,093	27,776
Dispositions	(613)	—	(3,430)	(16)	(1,201)
Discoveries	14	—	893	19	182
Extensions	882	1,365	7,545	172	3,677
Infill Drilling	173	481	676	13	780
Improved Recovery	122	—	140	—	145
Economic Factors	—	—	—	—	—
Technical Revisions	(483)	695	(3,051)	(38)	(335)
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	37,730	9,150	197,008	7,945	87,660

Proved Plus Probable
Opening Balance	32,388	9,659	223,638	6,564	85,884
Acquisitions	18,775	255	64,406	5,440	35,204
Dispositions	(795)	—	(4,759)	(21)	(1,609)
Discoveries	16	—	1,155	24	233
Extensions	1,511	1,941	11,692	291	5,692
Infill Drilling	202	683	959	19	1,064
Improved Recovery	149	—	160	—	176
Economic Factors	—	—	—	—	—
Technical Revisions	(730)	582	(7,251)	(453)	(1,810)
Production	(3,759)	(1,267)	(34,482)	(1,460)	(12,232)
Closing Balance	47,757	11,853	255,518	10,404	112,601

Note: May not add due to rounding

(1)  “Company Interest” means in relation to Acclaim Energy’s interest in reserves, its “Corporation gross reserves”, which are Acclaim Energy’s working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy’s royalty interests in reserves.

Acclaim has included royalty interest reserves in this analysis so that a comparison can be made to the previous evaluation. Royalty interest volumes are as follows: PP 499 mboe; TP 534 mboe; and P+P 683 mboe.

2004 FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

		Company
		Interest
	Capital	Reserve	Reserve
	Expenditures	Additions	Costs
	($000s)	(mboe)	($/boe)
Proved Producing
Total FD&A (a)	526,097	29,201	18.02
Change in FDC (b)	15,878	n/a	n/a
Total FD&A including change in FDC (a+b)	541,975	29,201	18.56

Total Proved
Total FD&A (a)	526,097	31,358	16.78
Change in FDC (b) (1)	28,633	n/a	n/a
Total FD&A including change in FDC (a+b)	554,730	31,358	17.69

Proved Plus Probable
Total FD&A (a)	526,097	40,758	12.91
Change in FDC (b) (1)	52,976	n/a	n/a
Total FD&A including change in FDC (a+b)	579,073	40,758	14.21

CHANGE IN FUTURE DEVELOPMENT CAPITAL

	Proved	Total	Proved Plus
($000s)	Producing	Proved	Probable
2005	19,878	91,233	143,876
2004	4,000	62,600	90,900
Change	15,878	28,633	52,976

RESERVE LIFE INDEX

The Company’s reserve life index has been determined by using GLJ’s proved producing average annual production rates. Below is a comparison of the reserve life index from 2003 to 2005.

	Proved	Total	Total Proved
Reserve Life Index	Producing	Proved	Plus Probable
2003	5.9	8.1	9.5
2004	6.2	7.5	9.4
2005	5.6	6.5	8.3

PARTNER AND NON-OPERATED INTERESTS

Certain of Acclaim’s exploitation and production activities are conducted jointly with others. Assets which are operated by others represent approximately 25 percent of the Trust’s total production. In 2004, our non-operated presence grew as a result of the acquisition of the assets from ChevronTexaco in western Canada. Acclaim maintains significant non-operated interests in central and northern Alberta with the Kaybob South, Simonette, and Homeglen-Rimbey assets acquired from ChevronTexaco, and the Bigoray, Vallhalla and Westerose properties which had previously been acquired, primarily with the Elk Point acquisition in January 2003. In Manitoba, Acclaim acquired a significant interest in the large Virden field through the ChevronTexaco acquisition, and in June 2003, acquired interests in the prolific Buick Creek area with the Natural Gas Properties acquisition. The properties noted above are operated by respected, significant operators and are viewed as core to Acclaim’s portfolio.

LAND, JOINT VENTURES AND MINOR ACQUISITIONS/DISPOSITIONS

Acclaim holds rights to over 350,000 net acres of undeveloped land. The Trust believes this land to be prospective and is actively working to create value through exploratory and exploitation activities. In its core growth areas, Acclaim will continue to expand and high grade its land position.

In 2004, Acclaim acquired 8,200 net acres of land through Crown sales for $1.9 million. These lands were acquired in the Pouce Coupé and Willesden Green and other areas where the Trust continues to build a strong cohesive land base. Nearly 50,000 net acres of undeveloped land expired during the year. These lands were technically evaluated and found to be non-prospective. In many instances, industry partners assisted in evaluating the acreage.

Acclaim enters into joint venture partnerships which can result in multiple drilling locations and sizeable capital commitments from industry partners. Typically, in a joint venture arrangement or a larger farm out, the Trust will retain an option to participate, should it believe the technical and economic aspects of the prospect are worth pursuing. Acclaim seeks to minimize its upfront costs while at the same time, seeks to maximize the opportunities in which to add to production and reserves.

Acclaim benefitted in 2004 from an active farm out program that began in 2003. Two separate large farm outs in central Alberta resulted in nine wells being drilled and two re-entry operations. Payout for two of the wells is expected to be realized in the first quarter of 2005, at which time Acclaim may elect to convert to a working interest. This drilling activity provided valuable insight into selected components of Acclaim’s asset base, and apportioned the potential risk and reward in future programs.

Acclaim’s farm out strategy in 2004 also included transactions whereby Acclaim is afforded the option to participate in the drilling opportunity while retaining the right to convert a royalty interest to an additional working interest. During the year, Acclaim participated in the drilling of five wells on this basis and an additional well is scheduled in the second quarter of 2005. Seven other transactions were concluded in 2004 which will result in future drilling in which Acclaim will be a participant.

In 2004, Acclaim was involved in numerous acquisitions and divestitures, many of which focused on the rationalization of smaller working interests. Acclaim closed seven acquisitions of this type in 2004 totalling $5.8 million. This included a $5.3 million acquisition of various interests in 16 producing payout wells in southwest Saskatchewan, increasing Acclaim’s working interest to 100 percent, and adding 240 boe/d.

The Trust also disposed of certain assets in 2004, undertaking seven separate asset sales for total proceeds of $10.5 million. Production from these assets approximated 500 boe/d from 40 properties with an average working interest of 33 percent in 400 gross wellbores. The majority of the properties were in southeast Saskatchewan and southern Alberta.

Undeveloped Land Summary

	Gross Acres	Net Acres	Working Interest %
Alberta	488,168	294,778	60.4
British Columbia	56,523	27,161	48.1
Saskatchewan	43,716	34,521	79
Manitoba	4,760	1,868	39.9
Total	593,167	358,328	60.4

COMMODITY MARKETING AND PRICE RISK MANAGEMENT

The commodity prices received by Acclaim are impacted by many variables including: supply and demand fundamentals, product quality, proximity to market, weather, inventory levels, the price of substitute products, geopolitical concerns and the prevailing economic climate. To mitigate the potential risk associated with these variables, Acclaim has developed a two-part marketing strategy that is designed to maintain and increase stable cash flows by maximizing commodity prices. The first component of this strategy is the newly-created, Risk Management and Counter-party Credit Policies. Strict adherence to these policies allows Acclaim to hedge against commodity price volatility by utilizing a variety of financial structures with credit-worthy counter-parties. The second component allows the Trust to take direct control of the sales, marketing and price risk management functions for its produced products, Acclaim can manage as many of these variables as possible in an effort to optimize revenue and makes every effort to avoid situations which could result in partners marketing production on the Trust’s behalf. This gives Acclaim the ability to determine which purchasers, delivery points and transportation arrangements provide the best pricing terms, while taking into consideration market security. This ‘take-in-kind’ strategy is intended to optimize all aspects of the sales process of the physical product and is complementary to Acclaim’s price risk management strategy.

Currently, Acclaim is in control of and directly markets over 90 percent of its natural gas production; the remainder is sold to aggregators under long-term land dedicated type contracts. With the exception of minor production in British Columbia, which is referenced off the Duke Energy Gas Transmission Station 2 Hub, and the majority of Acclaim’s marketed natural gas production is referenced to the AECO C Hub in Alberta. In 2004, the monthly AECO index gas price averaged $6.44 per gigajoule, a 1.4 percent increase from the 2003 average monthly index price of $6.35 per gigajoule. Natural gas inventories started 2004 at relatively high historical levels resulting from a price induced increase in natural gas drilling activity the prior year. The high prices ultimately led to demand destruction and resulted in inventory levels at the start of 2004 that were higher than the historical norm. An anticipated normal summer was expected to reduce the inventory surplus and thus kept natural gas prices strong throughout the summer. However, the summer of 2004 was much milder than normal across the entire continent and was subsequently followed by a milder than normal winter. The result is the second highest year end inventory level on record. Despite the current inventories, concerns about North American natural gas supplies to meet demand growth has provided support for natural gas prices at current levels.

The price received by Acclaim for its crude oil is related to the North American pricing benchmark West Texas Intermediate (WTI). Supply concerns emanating from political conflict and greater than anticipated demand growth from China’s economy were the two main factors that resulted in WTI averaging an all-time annual high of US$41.40 per barrel. This represents a 33 percent increase over the average 2003 price of US$31.04 per barrel. Oil however, is not a homogenous commodity and an end-user might not be able to substitute a heavy barrel of oil for a light barrel. In Canada, crude oil trades on publicly posted prices that are determined by the purchaser based upon a quality adjustment by crude type in relation to a benchmark light-sweet barrel. As such, not all crude types have increased in price year-over-year to the same degree that WTI benefitted. Although average Canadian heavy oil prices increased year-over-year on a nominal basis in 2004, the pricing relationship to light-sweet oil has widened due to insufficient infrastructure to handle the current levels of heavy oil production. Also, certain costs associated with getting heavy oil to market (i.e. diluent for blending) increased towards the latter half of the year further eroding netback prices received by heavy oil producers. Although Acclaim is affected by the widening of heavy oil differentials, only 24 percent of Acclaim’s crude oil production is at a viscosity which would require diluent blending and pipeline for transportation. Market fundamentals are not expected to change significantly in 2005 as Chinese demand growth for oil continues to exceed expectations, political conflict in various parts of the world continues to cause supply concerns, which overshadow the crude market and there are no immediate remedies to the infrastructure constraints that are causing heavy oil differentials to widen.

The price of NGLs traditionally moves in line directionally with oil and is referenced off public postings at Edmonton, Alberta, less the appropriate deduction for transportation costs. Each of the individual NGL components has their own end use and seasonality can play a factor in their pricing. Roughly one-third of Acclaim’s NGL production is comprised of ethane from the Acheson and Golden Spike areas of Alberta. As there is no publicly posted price for ethane, prices are generally derived by a formula off the price of natural gas including a premium to encourage producers to extract it from the gas stream. Due to its lower energy content, ethane generally trades at a lower price than the other common NGL components such as propane and butane and as such, is reflected in Acclaim’s average NGL price.

ENVIRONMENT, HEALTH AND SAFETY

At Acclaim, ensuring the health and safety of our people, and the proactive stewardship of the environment are key components of the Trust’s day-to-day culture. In 2004, we demonstrated this commitment following an incident at Acheson, just west of Edmonton, Alberta. Acclaim’s entire team worked hard to ensure that this incident was handled effectively, and the Trust was committed to protecting the health, safety and well being of the residents in the area, our employees and our contractors. A summary of this incident is included herein, and full details can be found on Acclaim’s website at www.acclaimtrust.com.

THE ACHESON 2-26 INCIDENT

2004 ended with the full implementation of our Emergency Response Plan following the blowout of 2-26-52-26 W4M. On December 12, 2004 in the Acheson field located a few kilometres outside of the city of Edmonton, an onsite service rig crew that was conducting workover activities discovered a gas leak at this well. Upon discovery of the leak, Acclaim immediately activated its Emergency Response Plan.

Following the blowout, numerous well control initiatives were pursued and the fire was extinguished on
January 10, 2005, when the casing on the well was intersected by the first of two relief wells.

Acclaim constantly worked to ensure the safety of local residents, employees and contractors, and the protection of the environment throughout this difficult time. Acclaim had 10 air quality monitors operating continuously in the surrounding area, in addition to those of several provincial agencies. Each monitor detected only negligible levels of any emissions during the one-month period of the incident. Soil and groundwater testing programs were also put in place. All water wells within a two-kilometre radius were sampled and test results from the monitoring wells indicated groundwater in the area was not adversely affected. Similarly, results from test wells show no adverse impact to residential water wells. Remediation of the 2-26 site and surrounding area is progressing.

The efficient handling of the Acheson 2-26 incident underlines the solid foundation on which Acclaim’s HS&E program is built. Our program is based on the following four principles:

Compliance

We will be compliant with the rules and regulations of the jurisdictions in which we operate.

Acclaim strives to establish strong working relationships with our partners in all regulatory compliance matters. Acclaim recognizes building a solid reputation as a proactive, committed industry participant is key to successful operations.

Working closely with our partners helps to promote a constructive and fair working environment, as well as open dialogue between regulatory specialists and Acclaim staff to ensure that expectations of both parties are clear and understood.

Health and Safety

We will conduct our operations in a manner that ensures the health and safety of our employees, contractors and the public.

Acclaim’s commitment to ensuring the health and safety of its employees and contractors is paramount. Continuous training and awareness sessions have been held to ensure all parties have a clear understanding of what is expected of management, employees and contractors. All efforts are dedicated to ensuring everyone working under the Acclaim umbrella understands the importance of safe working conditions and a healthy work environment.

Environmental Impact

We will conduct our operations to minimize the impact on the environment wherever possible.

Acclaim’s Environmental Management Plan was designed to minimize the impact of our operations on the environment within the communities that we operate. By employing creative solutions to the challenges inherent in our industry, we can manage our operations while greatly enhancing our ability to sustain operations over the long-term.

Risk Management

We employ risk management tools to predict, prevent and manage risks associated with our day-to-day operations.

Acclaim’s ability to manage risk and adapt to ever-changing conditions is critical to our success. As part of this focus, Acclaim works to understand the risk factors and any liabilities associated with new assets. In addition, applying this proactive risk management strategy to our day-to-day operations helps Acclaim focus on minimizing business interruptions.

Through the course of 2004, all reclamation and remediation liability lists were reconciled. A written protocol for procurement of reclamation and remediation contractors and consultants was drafted in order to reduce operating costs. All procured services will be updated with specific work projects for the 2005 season in the first quarter of this coming year. This pre-planning will allow Acclaim to maximize the work completed which is allocated with the 2005 environmental budget.

The regulatory group effectively implemented proactive processes and educated operations staff on well spacing, initial deliverability testing, Maximum Rate Limitation issues and Guide 64 site inspections.

The HS&E group continues to place a high priority on the development and execution of quality asset integrity programs for all pressure equipment, focusing on pipelines and vessels with a goal to:

1)     achieve compliance to the applicable regulations enacted on behalf of the public by the governing authorities (Alberta Energy and Utilities Board “AEUB” and Alberta Boilers Safety Association “ABSA”);

2)     implement appropriate procedures and utilities to assure work place safety and reliability of assets to deliver the target production volumes;

3)     apply industry-leading risk assessment techniques to ensure the mitigation, monitoring and inspection activities that we undertake are in technical alignment with the threats to our assets; and

4)     develop and implement appropriate database systems so that the implication of operational changes to the corporate risk profile are recognized and responded to in an appropriate time frame to minimize our exposure to failure events and associated consequences.

LEADERSHIP

Acclaim completed its first Certificate of Recognition (Alberta) maintenance audit receiving an overall score of 85 percent. Acclaim experienced zero lost time accidents in 2004. This is the second consecutive year that the Trust has achieved this statistic, and as a result will continue to maintain the maximum (20 percent) reduction in Workers Compensation Board (WCB) premiums.

All Acclaim field employees and contractors complete a series of courses to maximize on-the-job safety, including Working in Confined Spaces, Defensive Driving, Basic Firefighting, First Aid/CPR, Gas Testing, Ground Disturbance Level II, H2S Alive, Transportation of Dangerous Goods, WHMIS and Flare Ignition.

Acclaim’s sustainable health, safety and environmental model program is enhanced by working closely with several industry groups including the AEUB and the Alberta Government. The Trust is an active participant in the Canadian Association of Petroleum Producers’ (CAPP) Stewardship program, the Canadian Land Reclamation Association, the LPG Emergency Response Corp., the Alberta Government’s Partnership in Industry Reduction and the National Association of Corrosion Engineers.

CORPORATE GOVERNANCE

Acclaim Energy Trust has brought together a group of highly skilled business people to form our Board of Directors. Each member of the board contributes to the effective stewardship of the Trust and provides strategic guidance to the management team.

The Trust is committed to the highest standards of corporate governance practices and procedures. As corporate governance practices continue to evolve, Acclaim is committed to review and modify its governance programs to meet and exceed our unitholders’ expectations. As securities regulators contemplate formal initiation of new regulations surrounding process and control mechanisms, the Board and management are well ahead, pending legislation and expect to comply ahead of implementation times once defined.

Since inception, Acclaim’s Board has developed and implemented corporate governance practices to review and evaluate Acclaim’s strategic direction, financial performance, internal controls, operations and executive performance and to make decisions independent of management.

The Board of Directors is currently comprised of eight Directors, seven of whom are independent of management. In 2005, the Board expects to add another two seats to the Board, in order to assist in the transition of responsibilities as two of Acclaim’s directors near the Board’s mandatory retirement age. In 2004, the Board met seven times, and is required to convene four times annually. The Board also completed a major review of strategy and approval of the Trust’s business plan in conjunction with the major acquisition completed in June 2004.

Acclaim has established an active committee structure, all staffed by independent Directors. These committees are: the Audit Committee, the Reserves Committee, the Human Resources and Compensation Committee, and the Corporate Governance and Nominating Committee.

Previously in 2003, Acclaim achieved full compliance with all of the 14 guidelines related to good corporate governance, as set out by the Toronto Stock Exchange. Further information on Acclaim’s Board and Committee processes, Terms of Reference and Code of Conduct are provided on the Trust’s website at www.acclaimtrust.com. This information can also be found in the Trust’s Information Circular and Proxy for 2004.

COMMITTEE MANDATES

The Audit Committee

The Audit Committee, comprised of four independent Directors, is responsible for overseeing the integrity of the financial reporting process, internal controls and procedures, review of the independence, qualifications and performance of Acclaim’s external auditor. The Committee reviews and recommends for approval to the Board all financial, regulatory and legal documents necessary for public reporting requirements. The Committee met four times during 2004.

The Reserves Committee

The Reserves Committee assists the Board in its oversight of the oil and natural gas reserves evaluation process and the public disclosure of reserves data and related information as required. The Reserves Committee also reviews asset acquisition and divestiture possibilities which affect the Trust’s portfolio of oil and natural gas properties. The Committee reviews the qualifications, experience and independence of the consulting engineering firm engaged to report on those reserves. The Committee met two times during 2004.

The Human Resources and Compensation Committee

The Human Resources and Compensation Committee assists the Board of Directors in fulfilling its obligations related to human resources and compensation matters in respect of Acclaim’s employees, officers and directors. This Committee is also responsible for setting management objectives and assessing senior management performance. The Committee met two times during 2004.

The Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to provide a focus on governance that will enhance the performance of Acclaim. This committee assesses and makes recommendations regarding Board effectiveness and establishes and leads the process for identifying, recruiting, appointing, re-appointing and providing development for directors. The Committee met three times during 2004.

MEMBERS OF THE BOARD OF DIRECTORS

Robert G. Brawn, PEng (1) (2)

Mr. Brawn is Chairman Emeritus of the Acclaim Board of Directors, and has been since April 20, 2001. He has more than 42 years’ experience in the oil and gas industry and is President of 738831 Alberta Ltd., a private investment company since May 30, 2003. He is also a Director of ATB Financial, a provincially owned bank; Parkland Industries Ltd., a retail oil marketing company; Forzani Group Ltd, a retail sporting goods company; the Calgary Airport Authority; Zapata Energy Corporation, an oil and gas exploration company and is Chairman and Director of Grande Cache Coal Corporation and The Van Horne Institute, a transportation policy study organization. Mr. Brawn was previously the Chairman of Danoil Energy Ltd., a predecessor company of Acclaim Energy Trust.

J. Paul Charron, CA

Mr. Charron has been President and Chief Executive Officer of Acclaim since October 2002. Prior to joining Acclaim, he was Vice-President and Chief Financial Officer of Ketch Energy and was involved in several successful corporate and property transactions with an accompanying increase in market capitalization from $30 million to $275 million. Prior to this, Mr. Charron held positions as Managing Director of Corporate Finance of BMO Nesbitt Burns and Vice President of Finance of Morrison Petroleums until its merger with Northstar Energy in March 1997.

W. Peter Comber, MBA, CA (1) (4)

Mr. Comber has served on Acclaim’s Board of Directors since May 29, 2003, and is Chairman of the Audit Committee. Mr. Comber is the Managing Director of Barrantagh Investment Management Inc. Previously, he was President of Newton House Investment Management Ltd., a predecessor company of Barrantagh. He has previously served in senior corporate finance positions with two major investment banking firms, and has served as a director on numerous oil and gas companies, including Elk Point Resources, which was acquired by Acclaim in January 2003.

Grant B. Fagerheim

Mr. Fagerheim was appointed a Director on October 1, 2002, and was Chairman of the Human Resources and Compensation Committee. Due to Mr. Fagerheim’s role as the Chairman of Ketch Energy Trust which began in early 2005, he has tendered his resignation to the Board of Directors of Acclaim effective December 31, 2004. Mr Fagerheim is currently President and CEO of Kereco Energy Ltd. Previously, he was the President and Chief Executive Officer of Ketch Resources Ltd. He has also held positions as Senior Vice President, Chief Operating Officer, and Vice President of Business Development and Marketing at Northrock Resources Ltd. Acclaim wishes to thank Mr. Fagerheim for his extensive contributions to Acclaim Energy Trust.

Frank W. King OC, LID, PEng (3) (4)

Mr. King has been a Director of Acclaim since April 20, 2001. He serves as Chairman of the Corporate Governance and Nominating Committee. Mr. King is the President of Metropolitan Investment Corporation and is a Director of Agrium Inc., Westaim Inc., and Wi-Lan Inc. He is also a Trustee of Rio-Can REIT and a member of Marsh Canada Inc.’s advisory board. Mr. King was Chairman and CEO of the 1988 Calgary Olympic Games Organizing Committee, and Co-President of Canada 125. He is currently a Director of the Calgary Chamber of Commerce.

Nancy M. Laird, MBA (3) (4)

Ms. Laird joined Acclaim’s Board on July 22, 2004, and brings over 20 years of experience in the Canadian oil and gas and technology sectors. She currently serves as a Director with the Keyera Facilities Income Fund, Enerflex Systems Ltd. and the Alberta Electric System Operator. Her career experience includes Senior Vice President at PanCanadian Energy Corporation, President of NrG Information Services Inc. and various positions of increasing responsibility with Norcen Energy Inc., North Canadian Marketing Inc., Canpet Marketing Limited and Shell Canada Limited.

Jack C. Lee (1) (2) (3) (4)

Chairman of the Board and Director since April 20, 2001. Mr. Lee, Acclaim’s former president and chief executive officer, has been involved in the start-up of a number of successful oil and gas companies. He began his career in the oil and gas industry as a Landman with Amoco Canada in 1973. He was Vice President of Land at Sceptre Resources from 1976-1979. In 1979 he participated in the start up of Gane Energy Ltd (predecessor to Northstar Energy Ltd.) and was President and CEO until 1986. In 1994 he co-founded Independent Energy Inc. which was sold in 1996. He was one of the founding shareholders and executive officer of Cabos Resources Inc., which was acquired by Danoil Energy Ltd. (predecessor to Acclaim). He is currently Chairman and CEO of Independent Energy Ltd., a private oil and gas company.

R. Gregory Rich, PEng, MBA (2) (3)

Mr. Rich has been a Director since January 27, 2004 and is Chairman of Acclaim’s Reserve Committee. Mr. Rich has over 30 years of experience in the international oil and gas industry, most of it with Amoco Corporation. Mr. Rich was Chairman and President of Amoco Canada Petroleum Company Ltd. prior to Amoco’s merger with BP. He serves as a consulting advisor to the Ziff Energy Group and is the principal of Blackrock Energy Associates. Residing in Houston, Texas, Mr. Rich has lived and worked in Canada, Azerbaijan, Gabon, the USA and Trinidad & Tobago and has had responsibility for the pursuit, capture and operation of upstream projects and opportunities worldwide.

R. Carl Smith (1) (4)

Mr. Smith, a Director since April 20, 2001, was Senior Vice President, Corporate Banking Division, Calgary, for the Toronto Dominion Bank. He retired from the bank after 38 years of continuous employment. Since 1988, he has been a self-employed financial consultant. Mr. Smith, an Honorary Chartered Accountant, is also a Director and Chairman of the Audit Committee of Crispin Energy Limited, a public oil and gas company; and also a director of Gemini Corporation, a public engineering and fabrication company. Previously, he was a Director and Chairman of the Audit Committee of Danoil Energy Ltd.; a predecessor of Acclaim Energy Trust; a director and chairman of the audit committee of Elan Energy Inc.; and director of seven other private corporations. Mr. Smith has been appointed a Public Member of the roster for discipline and appeal tribunals of the Institute of Chartered Accountants of Alberta.

(1)         Member of the Audit Committee

(2)         Member of the Reserves Committee

(3)         Member of the Human Resources and Compensation Committee

(4)         Member of the Corporate Governance and Nominating Committee

COMPOSITION OF ACCLAIM ENERGY TRUST BOARD OF DIRECTORS

Experience Matrix

		Exploitation			Large
Board Member	Acquisitions	and Land	Operations	Finance	Corporation	International
Robert G. Brawn	•	•	•		•
J. Paul Charron	•		•	•	•
W. Peter Comber	•		•	•
Frank W. King		•		•	•
Nancy M. Laird	•		•	•	•
Jack C. Lee	•	•	•	•
R. Gregory Rich	•	•	•	•	•	•
R. Carl Smith	•			•	•

COMMUNITY INVESTMENT PROGRAM

Acclaim is dedicated to making a positive impact in the communities in which it operates. In 2004, Acclaim invested approximately $200,000 in organizations throughout its operating areas. The Trust’s Community Investment and Sponsorship Program was developed to ensure that its support is allocated to three main sectors – Education, Environment, and Health and Wellness.

Acclaim’s more significant contributions in 2004 include:

•          Alberta Children’s Hospital: In 2002, Acclaim pledged $50,000 through the “All for One, All for Kids” campaign over five years.

•          Alberta Heart Institute: In October 2004, Acclaim donated its first of five installments to help the Edmonton University Hospital in its campaign to build the new Cardiac Centre for Excellence. When completed Acclaim will have contributed $50,000 to the new facility.

•          Calgary Learning Centre: Acclaim and Chairman Jack Lee partnered to establish the Jack Lee/Acclaim Energy Trust Endowment Fund with Acclaim committing $50,000 over two years; the first contribution which was made in 2004.

•          Tour of Hope, Alberta Cancer Foundation: Following the 2003 commitment to Lance Armstrong’s “Beyond Courage” campaign, Acclaim contributed an additional $25,000 to the 2004 campaign.

•          STARS Alberta: Acclaim has committed to donating a total of $50,000 over the next five years to the “Vision Critical” campaign which will help the organization create the STARS Centre for Education.

•          Enoch Cree First Nations: Acclaim donates $25,000 annually for food hampers and contributes to a variety of education and sports program offered by the Enoch Cree Nation.

•          United Way of Calgary and Area: Participating in our first United Way Campaign, Acclaim employees raised over $40,000, including a corporate contribution of $25,000. The tremendous effort earned Acclaim a Silver Award of Excellence and a nomination for the 2004 Spirit of Gold Awards.

•          Community Support: In 2004, Acclaim dedicated over $25,000 to support a wide variety of health and wellness initiatives, school programs and environmental initiatives in its four operating districts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As we go forward, Acclaim’s ongoing objective is to provide stable and consistent monthly distributions. Backed by a conservative payout ratio, the sustainability of our business model will be achieved by prudently reinvesting capital in our asset base. To do this, it is important that the Trust maintain financial stability and a strong balance sheet, so it is able to take advantage of strategic acquisitions when opportunities arise.

Management’s Discussion and Analysis (“MD&A”) dated March 10, 2005 should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust (“Acclaim”) for the year ended December 31, 2004. The Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The business combination of Acclaim and Ketch Energy Ltd. (“Ketch”) which occurred on October 1, 2002, was accounted for as a reverse takeover of Acclaim by Ketch. Accordingly, the comparative figures for the year 2002 are the results of operations and cash flows of Ketch for the full year 2002 and those of Acclaim from the date of acquisition, October 1, 2002. This discussion provides Management’s analysis of Acclaim’s historical financial and operating results and provides estimates of Acclaim’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations which is defined as net income before deducting non-cash expenses to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”). This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalents at the wellhead. BOEs may be misleading particularly if used in isolation.

OVERVIEW

Our Trust is an independent Canadian energy trust involved in the production and development of petroleum and natural gas in western Canada. Our principal properties are in Alberta, Saskatchewan, British Columbia and Manitoba.

As at December 31, 2004, we had total proved reserves of 87.7 million barrels of oil equivalent as evaluated by our independent petroleum engineers. This represents a 27 percent increase from December 31, 2003. Of this total, approximately 87 percent were proved producing reserves. Our production is weighted equally between oil and natural gas, with the oil and natural gas liquids component approximating 53 percent during the fourth quarter 2004.

As a royalty trust we distribute a large percentage of our cash flow to investors. Cash flow in excess of distributions is utilized to fund our capital expenditure program, establish new reserves of petroleum and natural gas and optimize our current production. At year end we had approximately 360,000 net acres of undeveloped land available for future development and exploitation.

Our strategy is to grow our production and reserves through a combination of property acquisitions and exploitation opportunities. Where necessary, we participate with joint venture partners to mitigate the risks associated with higher risk ventures.

2004 HIGHLIGHTS

On October 1, 2002, Acclaim was transformed through a business combination with Ketch Energy Ltd. Since that time, we have completed five major transactions, increasing production from approximately 15,000 boe/d to more than 42,000 boe/d, an increase of 180 percent. During that same period, we have distributed $317.1 million to our unitholders, and provided a total return since inception of 107 percent.

The petroleum and natural gas sector has enjoyed a period of high commodity prices, low interest rates and very robust capital markets. In combination, these financial attributes have provided us the opportunity to pursue our vision of accretive growth in order to maximize unitholder value.

Most recently, we closed the ChevronTexaco transaction, a $433.7 million deal which not only increased production by approximately 17,000 boe/d but also elevated us into the top quartile of oil and natural gas trusts in Canada. As a result of strong commodity prices and this acquisition, we are very pleased to announce record financial and operating results for the year ended December 31, 2004.

•          Production averaged 33,421 boe/d during 2004, a 54 percent increase from 21,738 boe/d reported for the same period a year earlier. Fourth quarter 2004 production averaged 42,780 boe/d as compared to 40,949 boe/d in the third quarter and 25,009 boe/d in the fourth quarter of 2003.

•          Cash flow totalled $238.1 million, a 63 percent increase from $146.1 million reported in 2003. Fourth quarter cash flow totalled $75.6 million as compared to $38.0 million for the same period a year earlier. On a per unit basis, annual cash flow increased 10 percent to $2.66 per basic unit.

•          Distributions have remained unchanged at $0.1625 per unit per month since our initial distribution in November 2002. Our payout ratio averaged 73 percent during 2004, including an average payout ratio of 63 percent during the second half of the year.

Acquisition of ChevronTexaco Property Interests

On June 30, 2004, Acclaim completed the acquisition of certain petroleum and natural gas interests from ChevronTexaco Corporation (“Chevron”) for total cash consideration of $433.7 million. The transaction was effective June 1, 2004 and closed on June 30, 2004. As a result, production and related cash flow has been reflected in the results beginning July 1, 2004.

The transaction was financed with bank debt and a $275 million financing which was completed on June 15, 2004. Under the terms of the financing Acclaim issued 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible unsecured subordinated debentures. The convertible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

The assets acquired are located in the Central, Kaybob and Mitsue areas of Alberta as well as in Manitoba.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following selected consolidated financial and operating information up to October 1, 2002, reflects the operations of Ketch. Acclaim and Ketch were combined effective October 1, 2002. Earnings (loss) per unit for the first three quarters of 2002 is that of Ketch, converted as if the Ketch shares had been exchanged for units at the ratio of 1.15 units for each Ketch share then outstanding. Effective May 2003, the trust units were consolidated on a 1:2.5 basis. The trust units outstanding and per unit information has been restated accordingly.

The results of operations in 2004 in comparison to 2003 and 2002 are as outlined under the section, “Results of Operations”.

a) Annual Financial Information

($000s except per unit amounts)
Year ended December 31	2004	2003	2002
Petroleum and natural gas sales	521,514	289,036	122,943
Cash flow from operations	238,124	146,105	59,259
Per unit – basic	2.66	2.41	2.35
Per unit – diluted	2.64	2.40	2.30
Net earnings (loss)	36,690	47,602	(934)
Per unit – basic	0.41	0.71	(0.04)
Per unit – diluted	0.41	0.70	(0.04)
Balance Sheet Information
Total capital expenditures and acquisitions	586,757	454,633	194,831
Total assets	1,555,890	1,089,746	665,373
Working capital deficiency	(27,609)	(4,996)	(12,117)
Long-term debt	283,845	208,997	73,355
Unitholders’ equity	864,969	610,857	372,638
Weighted average trust units outstanding (thousands)	88,877	60,696	25,169
Trust units outstanding at year end (thousands)	103,580	74,601	39,240

b) Quarterly Financial Information

($000s except per unit amounts)	2004				2003
Earnings Information	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Petroleum and natural gas sales (1)	170,504	167,894	91,407	91,709	76,631	77,021	64,129	71,255
Net earnings (2)	25,665	862	4,412	5,751	1,767	5,178	33,228	7,429
Earnings per unit (2)(3)
Basic	0.25	—	0.05	0.07	0.02	0.06	0.57	0.13
Diluted	0.24	—	0.05	0.07	0.02	0.06	0.57	0.13

(1)   Petroleum and natural gas sales have been restated as a result of changes in accounting policies for derivatives and transportation costs.

(2)   Net earnings and per unit amounts have been restated as a result of a change in accounting policy for asset retirement obligations.

(3)   When calculating the weighted average number of shares at the end of a quarter, all shares outstanding from the previous quarter are deemed to be outstanding for the entire period, whereas in the year to date calculation those units are weighted according to the date of issue. Consequently, the addition of the quarterly per unit results will not add to the annual earnings per unit.

Factors that have caused period to period variations include:

•          Acquisition of Elk Point Resources Inc.

On January 28, 2003 we closed the acquisition of Elk Point Resources Inc. (Elk Point), a public company involved in the exploration, development and production of petroleum and natural gas in western Canada. The transaction, including bank debt was valued at approximately $174 million. To fund the transaction, we paid $10.9 million cash and issued approximately 10.5 million trust units. Production from these assets at the time of acquisition approximated 6,200 boe/d including 23 mmcf/d of natural gas and 2,400 bbl/d of crude oil and natural gas liquids.

•          West Central Alberta Property Acquisition

On June 26, 2003, we closed the acquisition of the Gilby/Willesden Green properties for a cash purchase price of approximately $135.0 million. The effective date of the Gilby/Willesden Green acquisition was April 1, 2003. We financed the transaction with a combination of bank debt and a bought deal financing of 9.7 million units at $9.75 per trust unit for gross proceeds of $95.0 million.

Production from the Gilby/Willesden Green properties at the time of acquisition was approximately 3,550 boe/d, comprised of 9.9 mmcf/d of natural gas and 1,900 bbl/d of light crude oil and natural gas liquids.

•          Natural Gas Property Acquisition

On August 14, 2003, we closed the acquisition of the Natural Gas Properties for a cash purchase price of approximately
$68.4 million. The effective date of the acquisition was July 1, 2003.

Production from these properties at the time of acquisition was approximately 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbl/d of light crude oil and natural gas liquids. Approximately 80 percent of the production associated with these properties is located in our core operating areas. In conjunction with the transaction we completed a bought deal financing of 6.6 million units at $10.95 per trust unit for gross proceeds of $72.2 million.

•          Acquisition of Exodus Energy Ltd.

On December 19, 2003, we closed the acquisition of Exodus Energy Ltd. (Exodus), a private company involved in the exploration, development and production of petroleum and natural gas, for a purchase price of approximately $37.6 million. To finance the transaction we issued 1.3 million trust units, paid $14.4 million cash, and assumed net debt of $7.9 million. In conjunction with the acquisition, a disposition of $1.0 million of certain non-core assets was made on February 10, 2004 resulting in a net purchase price of $36.6 million.

Production from these assets approximated 2,000 bbl/d of oil equivalent, 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil. The primary properties fit well into our Eastern operating district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

•          ChevronTexaco Properties Acquisition

On June 30, 2004 we closed the acquisition of the ChevronTexaco assets for a cash purchase price of $433.7 million. Production from these assets at the time of acquisition approximated 17,000 boe/d.

Petroleum and natural gas sales are influenced by production volumes and commodity prices. Generally, the prices of crude oil, natural gas and natural gas liquids have increased significantly since the first quarter of 2003. In combination with increased production volumes, petroleum and natural gas sales have continued to increase quarter-over-quarter as a result.

The variation in net earnings quarter-over-quarter is primarily a result of depletion rates, our provision for future income taxes and financial derivative losses. For the quarter ended June 30, 2003, net earnings were impacted by a future income tax recovery of $24.2 million due to changes in both the federal and Alberta provincial income tax rates. The changes to be enacted over five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

RESULTS OF OPERATIONS

Production

Production volumes averaged 33,421 boe/d in 2004, compared to 21,738 boe/d in 2003 (2002 – 12,542 boe/d). The 54 percent increase in 2004 production results from the ChevronTexaco acquisition and the impact of recording a full year of production from assets acquired in 2003. In addition, incremental production from our 2004 drilling and optimization programs helped offset natural declines in many of our core areas.

Year ended December 31	2004	2003	2002
Natural gas (mmcf/d)	94.2	67.9	43.4
Crude oil (bbl/d)	13,731	8,427	3,971
Natural gas liquids (bbl/d)	3,988	1,997	1,331
Barrels of oil equivalent (boe/d)	33,421	21,738	12,542
Percentage natural gas	47	52	58
Percentage crude oil and natural gas liquids	53	48	42

Natural gas sales averaged 94.2 mmcf/d in 2004, 39 percent higher than the 67.9 mmcf/d reported for the same period in 2003 (2002 – 43.4 mmcf/d). Crude oil and liquids production averaged 17,719 bbl/d, an increase of 70 percent from 10,424 bbl/d reported in the prior year (2002 – 5,302 bbl/d). In 2004, as part of ChevronTexaco’s ongoing North American portfolio rationalization program, we acquired certain of Chevron’s conventional oil and natural gas assets in western Canada. The properties acquired increased production by approximately 17,000 boe/d, including 11,450 bbls of oil and NGLs and 37.5 mmcf/d of natural gas. The increase in 2003 production compared to 2002 is directly attributable to the combination of Acclaim and Ketch on October 1, 2002, the Elk Point acquisition, which closed January 28, 2003, the West Central Alberta Property acquisition, which closed June 26, 2003 and the Natural Gas Property acquisition, which closed August 14, 2003.

Production By Province	B.C.	Alberta	Sask.	Manitoba	Total
Natural gas (mmcf/d)	8,854	84,598	760	—	94,212
Crude oil (bbl/d)	66	8,734	4,324	607	13,731
Natural gas liquids (bbl/d)	72	3,911	5	—	3,988
Total (boe/d)	1,614	26,745	4,455	607	33,421
Percentage	4.8%	80.0%	13.3%	1.9%	100%

For the three months ended December 31, 2004, natural gas sales averaged 108.2 mmcf/d, 35 percent higher than the 80.1 mmcf/d reported for the fourth quarter 2003. Crude oil and liquids production increased 112 percent to 24,744 bbl/d from 11,665 bbl/d reported for the same period a year earlier.

Commodity Prices

Petroleum and natural gas revenue is derived from the sale of oil, natural gas and natural gas liquids production at prevailing posted prices, adjusted for quality and transportation.

Oil prices are influenced by global supply and demand conditions. As the price of oil in Canada is based on a US benchmark price, a strengthening Canadian dollar will have a negative impact on the wellhead price received for our production.

Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.

Benchmark Prices (Annual Average)	2004	2003	2002
WTI Crude oil (US$/bbl)	41.40	31.04	26.08
NYMEX Natural gas (US$/mcf)	6.14	5.36	3.17
AECO Natural gas ($/mcf)	6.79	6.70	4.07
Canadian/US Dollar Exchange Rate	0.7685	0.7135	0.6374

West Texas Intermediate at Cushing, Oklahoma (“WTI”) is the benchmark for North American crude oil prices. Canadian crude oil prices are determined by refiners’ postings based primarily at Edmonton, Alberta. Canadian prices adjust WTI for the Canadian/US exchange rate, transportation and quality differentials. NYMEX natural gas prices are referenced from Henry Hub, Louisiana. Western Canadian natural gas prices are referenced from AECO Hub in Alberta and are adjusted for heat content.

Average Prices (before financial derivatives)	2004	2003	2002
Natural gas ($/mcf)	6.91	6.09	3.71
Crude oil ($/bbl)	46.44	35.51	35.28
NGL ($/bbl)	34.18	29.40	18.48

The price of WTI crude averaged US$41.40 per barrel during 2004, up 33 percent from the average price of US$31.04 per barrel for the same period in 2003. During the fourth quarter WTI averaged US$48.28 per barrel, up 10 percent from an average of US$43.88 per barrel in the third quarter.

During 2004, we received an average oil price of $46.44 per barrel as compared to $35.51 per barrel for the comparable period in 2003. Our average oil price was $48.18 per barrel during the fourth quarter, down from an average of $51.97 per barrel reported during the third quarter.

The average oil price we received during 2004 was negatively impacted by the appreciation in the Canadian dollar. The dollar closed the year at US$0.8319, an eight percent change from US$0.7713 at December 31, 2003.

Our average natural gas price was $6.91 per thousand cubic feet for 2004, as compared to $6.09 per thousand cubic feet during the same period in 2003. The fourth quarter natural gas price averaged $6.91 per thousand cubic feet.

Currency Risk Management

The Canadian/US dollar exchange ratio is of significant importance to our Trust, since our natural gas and oil sales are effectively priced in US dollars and converted to Canadian dollars after taking into consideration quality differentials and transportation costs. Any strengthening in the Canadian dollar relative to its US counterpart will have a negative impact on the wellhead price received for our production. To manage this risk, we have entered into currency agreements that have collared the exchange rates on future production revenues to December 31, 2005.

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400 – CDN$1.3905	January 1, 2005 – December 31, 2005
US$2,000,000	CDN$1.2400 – CDN$1.3625	January 1, 2005 – June 30, 2005
US$2,000,000	CDN$1.2000 – CDN$1.3605	July 1, 2005 – December 31, 2005

Revenue

Revenue Analysis ($000s)	2004	2003	2002
Natural gas	$238,222	$157,184	$62,116
Crude oil and natural gas liquids	283,292	131,852	60,827
Petroleum and natural gas sales	$521,514	$289,036	$122,943

Oil and NGL sales before hedging increased 115 percent during the year to $283.3 million from $131.9 million in 2003 (2002 – $60.8 million). The increase is attributable to increased commodity prices year over year and increased production volumes associated with the ChevronTexaco acquisition. Average daily production of oil and NGLs increased to 17,719 bbl/d from 10,424 bbl/d in 2003.

Natural gas sales increased 52 percent year-over-year from $157.2 million to $238.2 million. Natural gas prices in 2004 were 13 percent higher than those received in 2003, which increased revenue. Average daily sales of natural gas increased 39 percent to 94.2 mmcf/d in 2004 from 67.9 mmcf/d in 2003 primarily as a result of the previously mentioned acquisition.

For the three months ended December 31, 2004, petroleum and natural gas revenue totalled $170.5 million as compared to $76.6 million for the same period in 2003. Included in the fourth quarter 2004 results was the full quarter impact of the Exodus acquisition which closed on December 19, 2003, and the ChevronTexaco acquisition which closed June 30, 2004.

Royalties

We pay royalties to the owners of the mineral rights with whom we hold leases, including the provincial governments. Overriding royalties are also paid to other parties according to contracts. In Alberta, where we produce the majority of our natural gas, a crown royalty is invoiced on the Crown’s share of production based on a monthly established Alberta Reference Price. The Alberta Reference Price is a monthly weighted average price of gas consumed in Alberta and gas exported from Alberta reduced for transportation and marketing allowances. For 2004, the Alberta Reference Price averaged $5.98/Gj or about $6.74/mcf. There is a maximum rate of 30 percent for new gas and 45 percent on old gas. The vast majority of our gas production is from new gas. In today’s gas price environment, we are subject to the maximum rates. Gas cost allowance, low productivity and other incentive schemes serve to reduce our effective royalty rate.

The majority of our oil production is in Alberta with a significant portion in Saskatchewan. Royalty rates in both Alberta and Saskatchewan vary depending on the rate of production, oil prices and applicable incentives.

Royalties ($000s)	2004	2003	2002
Royalties, net of ARTC	$103,957	$53,616	$26,693
% of petroleum and natural gas revenue	19.9%	18.5%	21.7%
$/boe	$8.50	$6.76	$5.83

For 2004, royalties averaged $8.50/boe or approximately 19.9 percent of Acclaim’s total petroleum and natural gas sales price (before hedging) of $42.63/boe. This compares to $6.76/boe or 18.5 percent of average sales price reported for the same period in 2003 (2002 – $5.83/boe).

For the three months ended December 31, 2004, royalties totalled $36.4 million as compared to $12.6 million during the same period a year earlier due to higher product prices and production volumes (2002 — $10.0 million). During the fourth quarter royalties as a percentage of sales averaged approximately 21.3 percent as compared to 19.9 percent in the third quarter. Chevron assets’ gas cost allowance balances were largely depleted and there was a significant “old gas” status component to their gas.

For 2005, we expect our royalty rate to approximate 21 percent, slightly higher than the rate reported in 2004 and 2003. The increase results from the royalty burden carried by the Chevron assets.

Operating Costs

Operating Costs ($000s)	2004	2003	2002
Operating costs	$98,001	$50,179	$22,702
$/boe	$8.01	$6.32	$4.96

Producing petroleum and natural gas involves many field activities including lifting the oil and natural gas to surface, as well as treating, processing, gathering and storing the commodities. Other costs involved in the production function include those incurred to operate and maintain the wells along with the leases and well equipment.

Assets most suitable for the trust environment are generally more mature with predictable production profiles. Operating costs associated with these types of assets will generally be higher on a unit-of-production basis reflecting the recovery techniques utilized to extract the reserves. Our acquisitions in 2004 and 2003 included production under waterflood and other secondary recovery schemes which are more costly to operate.

Our operating costs increased to $98.0 million compared to $50.2 million during the same period a year earlier (2002 — $22.7 million). On a unit-of-production basis, operating costs averaged $8.01/boe compared to $6.32/boe for the prior year (2002 — $4.96/boe). A general theme throughout the industry has been higher field service costs including service rigs, labour, trucking and other related mechanical services. These increases, combined with the full year impact of the operating costs structures inherited from acquisitions made in 2003, caused operating costs year-over-year to increase on a unit-of-production basis. In addition, certain assets within our portfolio, primarily in east central Alberta, are significantly more costly to operate. Although these assets increase our operating costs in total and on a per unit basis, they provide positive cash flow during a high commodity price cycle.

Production Expense Variance Analysis ($000s)	2004	% Change
Reported operating costs – 2003	$50,179	—
Increase due to production volumes	25,702	54
Increase due to increased costs	22,120	46
Total increase	47,822	100
Reported operating costs – 2004	$98,001	—

During the fourth quarter, operating costs totalled $32.0 million or $8.12/boe as compared to $16.1 million or $7.01/boe in 2003 (2002 – $5.42/boe). The increase reflects higher operating costs associated with the Chevron assets acquired during the year, additional maintenance directed at these newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $8.00/boe in 2005, reflecting the nature of the assets acquired and higher costs generally throughout the sector.

We continue to focus efforts on operational efficiencies that will optimize production and reduce operating costs on a unit-of-production basis.

Petroleum and Natural Gas Transportation

It has been industry practice in prior years for companies to net transportation charges against petroleum and natural gas sales rather than showing transportation as a separate item on the Statement of Earnings. Effective January 1, 2004, we have presented sales before the deduction of transportation charges and have also presented transportation expenses on the Statement of Earnings. Prior years have been reclassified for comparative purposes. This adjustment has no impact on net earnings or cash flow.

Transportation ($000s)	2004	2003	2002
Transportation expense	$8,807	$7,627	$4,034
$/boe	$0.72	$0.96	$0.88

Transportation costs are defined by the point of legal custody transfer of the commodity and are dependent upon the type of product being sold, location of the producing asset, availability of pipeline capacity and sales point of the product.

For crude oil, Acclaim sells all of its production at the lease. The purchaser picks up the production at the lease and pays Acclaim a price for the applicable crude type based upon a price posted at the appropriate market hub less the transportation costs between that market hub and the lease. For natural gas, Acclaim transports its gas from the plant gate to certain established market hubs such as AECO C in Alberta or Station 2 in British Columbia at which point title transfers to the purchaser. In both cases, transportation costs associated with getting natural gas and clean, marketable oil to the point of title transfer are shown separately as a transportation expense.

Netbacks

	Oil ($/bbl)
Cash Netbacks Per Unit Of Production	Conventional	Heavy	Natural Gas	NGLs	Total
			($/mcf)	($/bbl)	($/boe)
Sales Price	$51.46	$31.31	$6.91	$34.18	$42.63
Less:
Royalties	8.52	4.32	1.51	9.74	8.50
Operating costs	7.94	11.16	1.57	—	8.01
Transportation	0.36	0.16	0.21	—	0.72
Cash Netback	$34.64	$15.67	$3.62	$24.44	$25.40

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For 2004, four factors influenced our netbacks: commodity prices, financial derivative losses, the Canadian dollar, and operating costs.

Netbacks ($/boe)	2004	2003	2002
Petroleum and natural gas revenue	$42.63	$36.43	$26.86
Less:
Royalties	8.50	6.76	5.83
Operating costs	8.01	6.32	4.96
Transportation	0.72	0.96	0.88
Net operating income	25.40	22.39	15.19
General and administrative	1.39	1.28	0.73
Interest on long-term debt	0.98	1.11	1.42
Unit-based compensation – cash paid	0.14	0.06	—
Realized (gain) loss on financial derivatives	3.21	1.21	(0.12)
Large corporation tax	0.21	0.30	0.20
Cash flow from operations	19.47	18.43	12.96
Depletion, depreciation and amortization	14.62	12.67	13.30
Accretion	0.25	0.22	0.18
Unrealized loss on financial derivatives	0.91	—	—
Future income taxes (recovery)	0.10	(0.67)	(0.34)
Unit-based compensation – non-cash	0.60	0.20	—
Net earnings (loss)	$2.99	$6.01	$(0.18)

General and Administrative Expenses

General and Administrative Expenses ($000s)	2004	2003	2002
G&A expenses	$21,356	$12,784	$5,609
Overhead recoveries	(4,343)	(2,648)	(2,247)
Net G&A expenses	$17,013	$10,136	$3,362
$/boe	$1.39	$1.28	$0.73

General and administrative expenses net of overhead recoveries totalled $17.0 million in 2004, as compared to $10.1 million in 2003 (2002 – $3.4 million). On a unit-of-production basis, general and administrative expenses averaged $1.39/boe as compared to $1.28/boe for the same period in 2003 (2002 – $0.73/boe).

During 2004, we increased our head office staff by more than 64 percent and field staff by 90 percent in order to properly manage our business, primarily a result of the ChevronTexaco property acquisition. The level of activity in the Trust sector has not only increased the cost of hiring qualified candidates, it has also increased the cost of retaining existing employees and consultants. In 2004, approximately 63 percent of total general and administrative expenses were labour related, including salary, benefits and consulting fees.

For the three months ended December 31, 2004, general and administrative expenses increased slightly to $1.48/boe, as costs associated with increased staffing levels begin to align with volumes associated with our most recent acquisition.

Interest Expense

Interest Expense ($000s)	2004	2003	2002
Interest expense	$12,054	$8,841	$6,505
Bank loans, December 31	$283,845	$208,997	$73,355
Debt to trailing cash flow	1.2	1.4	1.2

Interest expense, representing interest on bank debt increased to $12.0 million or $0.98/boe from $8.8 million or $1.11/boe a year earlier (2002 – $6.5 million or $1.42/boe). During 2004, average debt levels increased as acquisitions in 2004 and 2003 were made utilizing our bank facility to partially fund the transactions.

Interest rates continue to be favourable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during 2004 approximated 3.85 percent.

Interest Rate Risk Management

The Trust is exposed to fluctuations in interest rates on our floating rate long-term debt. Currently we have not entered into any arrangements to manage this risk.

Unit-based Compensation

On May 19, 2004, the unitholders of Acclaim, approved a Unit Award Incentive Plan to replace the existing Option Plan. The new Unit Plan authorizes the Board of Directors to grant up to 2,500,000 units to directors, officers and employees of the Trust or its affiliates. The Unit Award Incentive Plan consists of Restricted Trust Units (“RTUs”) for which the number of trust units is fixed and that will vest over a period of three years and Performance Trust Units (“PTUs”) for which the number of trust units is variable and will vest at the end of three years. The cash compensation issued upon vesting of the PTUs is dependent upon the future performance of the Trust compared to its peers based on certain key industry benchmarks. The Trust issued 719,988 RTUs and 235,900 PTUs to employees, officers and directors in 2004, on conversion of the Employee Stock Option Plan, and subsequently issued 371,252 RTUs and 13,250 PTUs. Upon vesting, the plan participant may elect subject to consent of the Trust to receive a cash payment based on the fair value of the underlying trust units plus accrued distributions.

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting. A compensation expense of $7.3 million has been recorded to approximate the fair value (based on the year end market price of the units) of the trust units under the Unit Award Incentive Plan at December 31, 2004. A compensation expense has not been recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years. Under the new Unit Award Incentive Plan, a non-cash expense will be recorded each period in the statement of income. A realization of the expense and a resulting reduction in cash flow will occur each year when a cash payment is made upon vesting. The Unit Award Incentive Plan expense does not impact cash flow until a cash payment is made.

Depletion, Depreciation and Amortization

The current year provision for depletion, depreciation and amortization totalled $178.8 million as compared to $100.5 million in 2003 (2002 – $60.9 million). On a unit-of-production basis, depletion, depreciation and amortization costs averaged $14.62/boe as compared to $12.67/boe in 2003 (2002 – $13.30/boe). The increase in the 2004 provision is due to the ChevronTexaco acquisition, which increased property, plant and equipment by approximately $477 million.

For 2005, increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through acquisitions and the 2005 drilling program.

Unrealized Loss On Financial Derivatives

Effective January 1, 2004, the Trust adopted the new accounting standard on accounting for unrealized gains and losses on financial contracts that are settled in the future. The new standard requires that we determine the fair value of our financial contracts and record a liability or asset at the end of each accounting period. Any changes in the fair value of the financial contracts are included in net earnings for the period. Prior to January 1, 2004, only realized gains and losses were recognized in the financial statements.

The estimated fair value is based on a mark to market calculation as at December 31, 2004 to settle the financial contracts. The actual gain or loss realized upon settlement could vary significantly due to fluctuations in commodity and foreign exchange prices. The new accounting policy has been accounted for prospectively.

The fair value of all financial contracts on January 1, 2004 was recorded as a financial derivative liability with an offsetting financial derivative loss. The deferred loss is being amortized to income over the term of the underlying contracts for which the deferred loss relates. For the year ended December 31, 2004, $8.4 million was amortized including $1.4 million in the fourth quarter.

The following table reconciles the change in the fair value of the financial contracts during the period.

	Financial	Financial
	Derivative	Derivative	Unrealized
	Loss	Liability	Loss
Balance, January 1, 2004	$11,180	$(11,180)	$—
Amortization	(8,362)	—	8,362
Unrealized loss on financial derivatives	—	(2,731)	2,731
Balance, December 31, 2004	$2,818	$(13,911)	$11,093

Asset Retirement Obligations

The CICA recently issued Handbook Section 3110 – Asset Retirement Obligations, which addresses statutory, regulatory, contractual and other legal obligations associated with the retirement of a tangible long-lived asset that results from its acquisition, construction, development or normal operation.

Under this section, asset retirement obligations are initially measured at fair value at the time the obligation is incurred, with a corresponding amount capitalized as part of the asset’s carrying value and depreciated over the asset’s useful life using a systematic and rational allocation method.

On initial recognition, the fair value of an asset retirement obligation is determined based upon the expected present value of future cash flows. In subsequent periods, the carrying amount of the liability would be adjusted to reflect (a) the passage of time, and (b) revisions to either the timing or the amount of the original estimate of undiscounted cash flows.

The total future asset retirement obligation was estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the facilities and the estimated timing of the costs to be incurred in future periods. The costs are expected to be incurred over an average of 15 years. The estimated cash flow has been discounted using a credit adjusted risk free rate of eight percent and an inflation rate of 2.0 percent.

As of December 31, 2004, the amount to be recorded as the fair value of the liability was estimated to be $58.6 million.

The following December 31, 2003 balances were restated as a result of the change:

	As Previously
($000s)	Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

INCOME TAXES

i) Provision For Capital Taxes

Capital taxes, including provincial capital taxes and the Federal Large Corporations Tax are based on year end debt and equity levels. Capital taxes for 2004 totalled $2.5 million as compared to $2.4 million in 2003. A reduction in capital tax rates for 2004 was offset by an increase in our taxable capital base as a result of the ChevronTexaco acquisition.

ii) Future Income Taxes

In 2004, Acclaim recorded a future income tax expense of $1.2 million compared to a $5.3 million recovery in 2003. The significant recovery in 2003 was mainly the result of federal and provincial legislative changes to reduce future tax rates. Acclaim’s expected future tax rate is approximately 35 percent. During 2004, Acclaim recorded a future income tax recovery of $4.7 million due to a reduction in the Alberta provincial income tax rate from 12.5 percent to 11.5 percent.

iii) Tax Pools

Estimated Income Tax Pools ($000s)	December 31, 2004
Undepreciated capital costs	$173,712
Canadian oil and gas property expenses	195,540
Canadian exploration expenses	8,030
Canadian development expenses	74,121
Non-capital losses	22,285
Financing charges	20,486
Total estimated income tax pools	$494,174

Goodwill

Goodwill is determined by calculating the total consideration of the acquisition plus the future income tax liability, less the fair value of the identifiable acquired assets and liabilities. A future income tax liability arises when there is a difference between the value allocated to the acquired assets and their tax basis.

Accounting standards require goodwill to be assessed annually for impairment. If an impairment is found, it is charged to income in that period. We test impairment by calculating the expected undiscounted future cash flows from the acquired assets and ensuring that they are greater than the goodwill recorded. Expected future cash flows are estimated by calculating expected revenues less operating, general and administrative expenses, income taxes, and asset retirement obligations. A writedown of goodwill was not required at December 31, 2004 and 2003.

HEDGING

Commodity Price Risk Management

The prices we receive for our petroleum and natural gas can fluctuate significantly due to weather patterns, the economic environment or political uncertainty.

Our commodity price risk management program is designed to provide price protection on a portion of our future production in the event of an adverse commodity price movement, while retaining the opportunity to participate in favourable price movements. This practice allows us to generate stable cash flow for distributions and to ensure positive economic returns on capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 90 percent of its natural gas production to the spot markets.

During 2004, we recorded a financial derivative loss of $39.3 million as compared to a loss of $9.6 million in 2003 (2002 – $0.5 million gain). As set out under the section “Recent Accounting Pronouncements”, we adopted effective January 1, 2004, the new CICA Accounting Guideline 13 with respect to Hedging Relationships.

The following hedge commitments have been put in place for 2005 as noted below:

2005 Commodity Contracts	Q1	Q2	Q3	Q4
Natural Gas
Fixed Price Volume (Gj/d)	5,000	10,000	10,000	3,333
Fixed Price Average	$7.00	$6.50	$6.50	$6.50
Collars Volume (Gj/d)	40,000	30,000	30,000	10,000
Collar Floors	$6.40	$6.00	$6.00	$6.00
Collar Caps	$10.51	$8.17	$8.17	$8.17
Call Spreads (Gj/d)	5,000	0	0	0
Call Spreads Bought ($/Gj)	$9.00	$0.00	$0.00	$0.00
Call Spreads Sold ($/Gj)	$11.50	$0.00	$0.00	$0.00
Calls Sold (Gj/d)	3,000	3,000	3,000	1,000
Calls Sold ($/Gj)	$2.80	$2.80	$2.80	$2.80
Total Volume Hedged (Gj/d)	53,000	43,000	43,000	14,333

Crude Oil
Fixed Price Volume (bbl/d)	1,500	1,500	1,500	1,500
Fixed Price Average (US$/bbl)	$40.03	$40.03	$40.03	$40.03
Collars Volume (bbl/d)	7,000	8,000	7,000	7,000
Collar Floors (US$/bbl)	$29.71	$30.75	$29.71	$29.71
Collar Caps (US$/bbl)	$37.86	$39.51	$37.86	$37.86
Call Spreads (bbl/d)	0	0	500	500
Call Spreads Bought (US$/bbl)	$0.00	$0.00	$41.00	$41.00
Call Spreads Sold (US$/bbl)	$0.00	$0.00	$48.00	$48.00
Total Volume Hedged (bbl/d)	8,500	9,500	9,000	9,000

The following provides a summary of our current hedging contracts:

Future Commodity Contracts

Daily Quantity	Contract Price ($/Gj)	Term
Natural Gas-Collars (AECO)
5,000 Gj	CDN$5.00 – $7.80	November 1, 2004 – March 31, 2005
20,000 Gj	CDN$7.00 – $11.00	November 1, 2004 – March 31, 2005
5,000 Gj	CDN$6.20 – $12.50	November 1, 2004 – March 31, 2005
5,000 Gj	CDN$7.00 – $11.25	November 1, 2004 – March 31, 2005
15,000 Gj	CDN$6.00 – $8.00	April 1, 2005 – October 31, 2005
5,000 Gj	CDN$6.00 – $9.00	April 1, 2005 – October 31, 2005
Natural Gas-Three Way Contracts (AECO)
5,000 Gj	CDN$4.00 – $5.00 – $8.50	November 1, 2004 – March 31, 2005
10,000 Gj	CDN$5.00 – $6.00 – $8.00	April 1, 2005 – October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)
5,000 Gj	CDN$7.00	November 1, 2004 – October 31, 2005
Natural Gas-Participating Swaps (AECO)
5,000 Gj	CDN$6.00 +85% participation	April 1, 2005 – October 31, 2005
Natural Gas-Call Spreads (AECO)
5,000 Gj (Purchased by Acclaim)	CDN$9.00 – $11.50	November 1, 2004 – March 31, 2005
Natural Gas-Calls Sold (AECO)
3,000 Gj	CDN$2.80	November 1, 1999 – October 31, 2005
Crude Oil-Collars (WTI)
1,000 bbl	US$32.00 – 38.40	January 1, 2005 – December 31, 2005
2,000 bbl	US$32.00 – 39.00	January 1, 2005 – December 31, 2005
Crude Oil-Three Way Collars (WTI)
1,000 bbl	US$20.00 – $24.00 – $30.00	January 1, 2005 – December 31, 2005
1,000 bbl	US$24.00 – $27.00 – $40.05	January 1, 2005 – December 31, 2005
1,000 bbl	US$24.00 – $27.00 – $35.00	January 1, 2005 – December 31, 2005
1,000 bbl	US$30.00 – $34.00 – $43.60	January 1, 2005 – December 31, 2005
1,000 bbl	US$34.00 – $38.00 – $51.00	April 1, 2005 – June 30, 2005*
Crude Oil-Fixed (WTI)
1,000 bbl	US$40.00	January 1, 2005 – December 31, 2006
500 bbl	US$40.10	January 1, 2005 – December 31, 2006
Crude Oil-Call Spreads (WTI)
500 bbl (Purchased by Acclaim)	US$41.00 – $48.00	July 1, 2005 – December 31, 2005
Alberta Power – Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN$43.75	January 1, 2004 – December 31, 2005
2 MWh	CDN$47.50	January 1, 2005 – December 31, 2006
5 MWh	CDN$48.25	January 1, 2006 – December 31, 2006

*         Subsequent to December 31, 2004, this transaction was unwound and replaced by a $40.00-$50.25 collar for the term of February 1, 2005 to December 31, 2005 at 1,000 bbl/d.

**  Subsequent to December 31, 2004, Acclaim entered into two collars for 2006. Each transaction was for a volume of 1,000 bbl/d and was executed at $40.00-$50.87 and $40.00-$52.90 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Cash Flow ($000s)	2004	2003	2002
Cash flow from operations	$238,124	$146,105	$59,259
Net earnings (loss)	$36,690	$47,602	$(934)
Unitholders’ equity	$864,969	$610,857	$372,638

For the year ended December 31, 2004, cash flow from operations totalled $238.1 million or $2.64 per diluted unit, representing a 63 percent increase from $146.1 million, or $2.40 per diluted unit during the same period in 2003 (2002 – $59.3 million or $2.30 per diluted unit). Our 2004 cash flow included a realized loss on financial derivative contracts of $39.4 million ($0.43 per diluted unit) as compared to a loss of $9.6 million ($0.16 per diluted unit) in 2003. The increase is due to higher production levels associated with the ChevronTexaco acquisition which closed June 30, 2004 and higher commodity prices received during the year. Our weighted average units outstanding totalled 89.6 million for the year ended December 31, 2004.

We had fourth quarter cash flow of $75.6 million or $0.72 per diluted unit as compared to $38.0 million or $0.52 per basic and diluted unit during the same quarter in 2003 (2002 – $21.2 million or $0.54 per basic and diluted unit). The increase is attributable to an increase in commodity prices and production levels.

We continue to use our cash flow to make distributions to unitholders. Our policy is to distribute a majority of our cash flow with the remainder retained to reduce bank indebtedness. Ultimately, the retained cash flow will be utilized to fund a portion of our capital expenditure program or permanently reduce bank indebtedness.

Our earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Current volatility in commodity prices creates uncertainty as to our cash flow and capital expenditure budget. We will therefore assess results throughout the year and revise budgets as necessary to reflect the most current information.

In 2005, our revenues will be impacted by drilling success, property acquisitions and production volumes as well as external factors such as the market prices for natural gas and crude oil and the exchange rate of the Canadian dollar relative to the US dollar. We anticipate commodity prices will remain strong in 2005.

Bank Debt

We have an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $425 million including a $400 million revolving facility and a $25 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed semi-annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2004, $283.8 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facility as needed. At December 31, 2004 we had a working capital deficit of $27.4 million. Included in the working capital deficit is a net liability of $11.1 million which represents the unamortized deferred losses and the value of financial derivative commodity contracts as required under the new hedge accounting guidelines implemented in 2004. Excluding the net liability for financial derivative losses we had a working capital deficit of $16.5 million at December 31, 2004.

Our working capital deficit at year end was slightly higher than would otherwise be expected primarily due to our capital expenditure program in the fourth quarter. The program resulted in the drilling of 78 gross wells, (51.4 net wells) many of which will be tied in and put on production during the first quarter 2005.

Our debt and equity structure as at December 31, 2004 was as follows:

	2004		2003
($000s)	Amount	%	Amount	%
Bank debt, net of working capital deficiency	$311,454	22.7	$213,993	21.7
Future income taxes	193,537	14.1	161,091	16.3
Unitholders’ equity	864,969	63.2	610,857	62.0
Total	$1,369,960	100.0	$985,941	100.0

Our growth has resulted from acquisitions and we regularly evaluate opportunities to acquire properties or companies. Future acquisitions will be financed with debt and/or equity financings.

We believe that funds generated from our operations, together with borrowings under our credit facility and proceeds from property dispositions, will be sufficient to finance our current operations and planned capital expenditure program. We anticipate that our annual capital expenditures over the next few years will be greater than our expenditures in fiscal 2004. We establish our capital expenditure program based on an annual budget review process, including budgeted cash flow from operations, and we closely monitor changes throughout the year.

For 2005, we have budgeted cash flow of $300 million, of which $200 million will be distributed to unitholders and the remainder utilized to fund our $100 million capital expenditure program.

Capitalization

As at December 31, 2004, we had issued capital of 103.6 million units and on February 28, 2005 we had issued capital of 104.4 million trust units.

Our trust units were consolidated on a one (1) for 2.5 basis during the second quarter of 2003. This has resulted in retroactive restatement of all trust units, employee stock options and other per unit information.

If all the outstanding exchangeable shares and convertible debentures were converted into units, a total of 110.5 million units would be outstanding.

Components of our capital structure are as follows:

a) Trust Units

	2004		2003
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$660,048	39,240	$317,734
Issued for cash
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	—	—	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition – Elk Point	—	—	10,517	95,970
Issued pursuant to acquisition – Exodus	—	—	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	—	—
Conversion of exchangeable shares	70	729	—	—
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	—	(1,231)	—	(2,573)
Balance, end of year	103,580	$1,002,063	74,601	$657,475

On October 4, 2004, we closed a “bought deal” equity financing whereby we issued 5,300,000 trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds, after underwriting fees and expenses amounted to approximately $71.4 million.

On June 15, 2004, we closed a $275 million “bought deal” financing. Upon closing the Chevron transaction we issued a total of 16,350,000 trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million. Net proceeds after underwriting fees and expenses amounted to approximately $190.0 million.

On April 19, 2004, we closed a “bought deal” equity financing whereby we issued 5,175,000 trust units at $12.00 per trust unit for gross proceeds of $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

b) Exchangeable Shares

	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	—
Balance, December 31, 2004	808	$7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

c) Convertible Debentures

	Number of Units Available
	on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2003	—	$—
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)
Issue costs	—	(3,092)
Balance, December 31, 2004	5,401	$69,809
ii) 11% Convertible Debentures
Balance, December 31, 2002	4,530	$42,363
Converted to units during the year	(2,335)	(22,747)
Issue costs	—	(290)
Balance, December 31, 2003	2,195	19,326
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	$4,472
Total, December 31, 2004	6,073	$74,281

On June 15, 2004, we issued $75.0 million, 8% convertible extendible unsecured subordinated debentures. The convertible extendible subordinated debentures have a face value of $1,000 per debenture, a coupon of 8.0%, a final maturity date, if extended of August 31, 2009, and will be convertible into trust units of Acclaim at a price of $13.50 per trust unit. The convertible debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

In December 2002, we issued $45.0 million, 11% convertible, extendible, unsecured subordinated debentures. The debentures are convertible into units at the option of the holder at any time prior to maturity, or at a date set by the Trust at a conversion price of $9.75 per unit.

The debentures have been classified as equity because the Trust has the option, and intends to settle, the principle and interest payable with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings. Effective January 1, 2005, under amendments to CICA Section 3860 Financial Instruments, we will be required to classify the 8% and 11% convertible debentures currently outstanding as debt with the corresponding interest expense rather than being accounted for as an equity instrument. During 2004, $24.8 million of debentures were converted resulting in the issuance of 2.5 million units.

Capital Expenditures

Petroleum and natural gas reserves are a non-renewable resource. As they are produced, our objective is to replace those reserves through a combination of property acquisitions and internal drilling opportunities. In 2003, we focused on property and corporate acquisitions to build the base of our Trust. In 2004, we focused on improving the quality of our reserves by purchasing the ChevronTexaco assets and spending approximately $47 million on internally generated drilling opportunities.

Capital Expenditures ($000s)	2004	2003	2002
Land	$3,792	$1,179	$5,059
Geological and geophysical	1,067	2,655	4,606
Drilling	46,932	20,238	27,523
Workovers and recompletions	25,982	—	—
Production equipment and facilities	13,997	16,254	13,627
Net development expenditures	91,770	40,326	50,815
Office equipment	3,609	1,335	—
Chevron acquisition – cash	433,160	—	—
Chevron acquisition – non cash	44,008	—	—
Elk Point acquisition	—	170,000	—
Exodus acquisition	—	37,912	—
Other property acquisitions	10,447	211,073	9,181
Dispositions	(9,280)	(6,013)	(665)
Asset retirement obligations change in estimate	13,043	—	—
Acclaim reverse takeover	—	—	135,500
Total capital expenditures	$586,757	$454,633	$194,831

During 2004, expenditures for exploration and development activities totalled $91.8 million as compared to $40.3 million in 2003 (2002 – $50.8 million). A total of 156 gross (84.6 net) wells were drilled during the year, including 78 gross (51.4 net) wells in the fourth quarter, compared to 50 gross (31.3 net) wells during the year 2003.

For 2005, the Board of Directors has approved a capital budget of $100 million for exploitation and development projects. These projects will be financed through a combination of cash flow and, if necessary, utilization of existing bank lines.

CASH DISTRIBUTIONS

($000s, except where indicated)	2004	2003	2002
Cash flow from operations	238,124	146,105	59,259
Distributions	176,741	121,338	19,025
Distributions per unit ($)	1.95	1.95	0.4875
Payout ratio (%)	74%	83%	90%

We distribute the net cash flow from our petroleum and natural gas properties to our Trust unitholders on a monthly basis with a portion of this cash flow withheld to repay bank debt and fund capital expenditures. Although the level of cash retained for debt repayment typically varies, we monitor our distribution policy with respect to forecasted cash flows, debt levels and spending plans. Management is prepared to adjust the payout levels in an effort to balance desired distributions with our requirement to maintain an appropriate and prudent capital structure.

For the year ended December 31, 2004, we distributed $176.7 million ($1.95 per unit) which represented 74 percent of cash flow from operations as compared to cash distributions of $121.3 million ($1.95 per unit) representing an 83 percent payout ratio in 2003.

For the three months ended December 31, 2004, the payout ratio decreased to 67 percent as we generated $75.6 million of cash flow from operations and distributed $50.4 million.

TAXATION OF CASH DISTRIBUTIONS

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

Canadian Taxpayers

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP’s, RRIF’s, RESP’s and DPSP’s. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor’s adjusted cost base (“ACB”) in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders’ ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders’ ACB will be brought to nil.

Acclaim paid $1.95 per trust unit in cash distributions to unitholders during the period February 2004 to January 2005. For Canadian tax purposes, 56.66 percent of these distributions was a tax-deferred return of capital and will reduce the ACB of the trust units held and 43.34 percent is taxable as other income. During the same period in 2003, the Trust paid $1.95 per trust unit in cash distributions, of which 100 percent was a tax-deferred return of capital.

The taxability of our distributions changed during 2004, a direct result of increased cash flows due to strong commodity prices and limited tax pools associated with the assets acquired from ChevronTexaco.

For 2005, Acclaim estimates that 60 – 70 percent of cash distributions will be taxable and 30 – 40 percent will be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices and other factors and will be updated throughout the year as information becomes available.

US Taxpayers

Prior to 2005, US unitholders who receive cash distributions were subject to a 15 percent withholding tax, applied to the taxable portion of the distribution as computed under Canadian tax law. Recent legislative changes which took effect on January 1, 2005, impose an additional 15 percent withholding tax on the non-taxable portion of the distribution. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, is considered to be a dividend for US tax purposes. For most taxpayers, these dividends should be considered “Qualifying Dividends” and eligible for a reduced rate of tax.

The non-taxable portion of the cash distributions is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

Acclaim paid US$1.50 per trust unit to US residents during the calendar year 2004 of which 47.49 percent was taxable as a qualified dividend and 52.51 percent a tax-deferred return of capital.

For 2005, we estimate that 70 – 80 percent of distributions may be taxable and 20 – 30 percent may be a tax-deferred return of capital. Actual taxable amounts may vary depending on production, commodity prices, and other factors and will be updated throughout the year as information becomes available.

CONTRACTUAL OBLIGATIONS

The Trust has the following long-term commitments for the years indicated:

($000s)	2005	2006	2007	2008	Thereafter
Office leases	$1,092	$1,092	$1,092	$1,092	$1,092
Transportation	715	714	703	695	4,031
	$1,807	$1,806	$1,795	$1,787	$5,123

CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

GUARANTEES/OFF-BALANCE SHEET ARRANGEMENTS

The Trust has no guarantees or off-balance sheet arrangements.

2005 CASH FLOW FORECAST AND SENSITIVITY ANALYSIS

Earnings and cash flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond our control. Our analysis assesses the magnitude of sensitivity on our 2005 cash flow using the following base assumptions:

2005 Production Range	38,500 – 39,500 boe/d
2005 Average Prices
Natural gas	$6.50/Gj
Crude oil/liquids (WTI)	$45.00
Canada/US exchange rate	$0.80

The following analysis assesses the estimated before-tax impact on cash flow with variations in production, price, interest and exchange rates:

Sensitivity (millions of dollars)	Cash Flow	$/unit
Gas sales change of 10 mmcf/d	16.0	0.15
Gas price change of $0.10/Gj	3.0	0.03
Oil and natural gas liquids sales change of 100 bbl/d	1.0	0.01
Oil and natural gas liquids price change of $1.00/bbl (WTI)	4.0	0.04
Sensitivity to Canada/US exchange rate fluctuations of CDN$0.01	2.6	0.03
Average interest rate change of 1%	3.0	0.03

RISK MANAGEMENT

Investors who purchase our units are participating in the net cash flow from a portfolio of western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the units are subject to numerous risks inherent in the industry.

Our expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price we receive for our oil depends on a number of factors, including West Texas Intermediate oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price we receive for our natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing commodity price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and natural gas assets depends on our assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. We employ experienced staff on the business development team and perform stringent levels of due diligence on our analysis of acquisition targets, including a detailed examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, we employ experienced staff to evaluate and operate wells and utilize appropriate technology in our operations. In addition, we use prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

We are subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, we minimize the total sales value with any particular purchaser.

The value of our trust units is based on the underlying value of the oil and natural gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of writedowns on our oil and gas property investments. In order to mitigate this risk, our proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Directors reviews and approves the reserve report.

Our access to markets may be restricted at times by pipeline or processing capacity. We minimize these risks by controlling as much of our processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable cost efficient counter-parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. We have no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, we operate in such a manner to ensure that we are in compliance with all applicable regulations and are able to respond to changes as they occur.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. We have reviewed our environmental risks and are in compliance with the appropriate environmental legislation and have determined that there is no current material impact on our operations.

We are subject to financial market risk. In order to achieve substantial rates of growth, we must continue reinvesting in, acquiring or drilling for petroleum and natural gas. As we distribute the majority of our net cash flow to unitholders, we must finance a large portion of our acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for our acquisition/expenditure program is through the issuance of equity. If we are not able to access the equity markets due to unfavourable market conditions for an extended period of time, this may adversely impact our growth rate. We minimize the financial market risk by maintaining a conservative financing structure.

CRITICAL ACCOUNTING ESTIMATES

Reserve Estimates

Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. Estimates of economically recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions governing future oil and natural gas prices, future royalties and operating costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk recovery, and estimates of the future net cash flows expected there from may vary substantially. Any significant variance in the assumptions could materially affect the estimated quantity and value of the reserves, which could affect the carrying value of the Trust’s oil and natural gas properties and the rate of depletion of the oil and natural gas properties. Actual production, revenues and expenditures with respect to the Trust’s reserves will likely vary from estimates, and such variances may be material.

The Trust’s estimated quantities of proved and probable reserves at December 31, 2004 were evaluated by independent petroleum engineers Gilbert Laustsen Jung Associates Ltd.

Depletion and Depreciation Estimate

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities. Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

FINANCIAL REPORTING UPDATE

There have been several financial reporting changes in 2004 which have impacted the Trust. The following new standards have impacted our financial statements in 2004 and in some cases resulted in the restatement of comparable numbers in 2003 and 2002.

Hedging Relationships

The Canadian Institute of Chartered Accountants (“CICA”) issued Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. The guideline establishes conditions for applying hedge accounting. The guideline is effective for fiscal years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark to market values of the option contracts relating to a financial period can either reduce or increase net income and net income per trust unit for that period. We enter into numerous financial instruments to manage our commodity price risk that do not qualify as hedges under the new accounting guideline. We have elected to not apply hedge accounting to any of our financial instruments. Effective January 1, 2004, we recorded the fair value of financial instruments as a liability of $11.2 million on the balance sheet. The change in fair value from January 1, 2004 has been recorded in the income statement on a separate line as loss on financial derivatives.

Asset Retirement Obligations

Effective January 1, 2004, Acclaim adopted CICA Section 3110 “Asset Retirement Obligations” which requires liability recognition for retirement obligations associated with property, plant and equipment. The section replaces previous guidance on future removal and site restoration costs and is effective for fiscal years beginning on or after January 1, 2004. The asset retirement obligation liability will initially be measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods.

Full Cost Accounting

The CICA issued Accounting Guideline 16 which replaces Accounting Guideline 5, Full Cost Accounting in the Oil and Gas Industry. The guideline is effective for fiscal years beginning on or after January 1, 2004 and is to be accounted for on a prospective basis. The most significant change is the modification of the ceiling test to be consistent with CICA Section 3063, Impairment of Long-lived Assets. The new guideline limits the carrying value of oil and gas properties to their fair value. There is no writedown of our property, plant and equipment under either the old or the new method as of December 31, 2004 and 2003.

Continuous Disclosure Obligations

Effective March 31, 2004, the Trust and all reporting issuers in Canada are subject to new disclosure requirements as per National Instrument 51-102 “Continuous Disclosure Obligations”. This new instrument proposed shorter reporting periods for filing of annual and interim financial statements, MD&A and Annual Information Form (“AIF”). The instrument also requires enhanced disclosure in the annual and interim financial statements, MD&A and AIF. Under this new instrument, it is no longer mandatory for the Trust to mail annual and interim financial statements and MD&A to unitholders, but rather these documents will be provided on an “as requested” basis. The Trust continues to assess the implications of this new instrument which was implemented in 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

Convertible Debentures

The Trust intends to adopt the Canadian accounting standard for “Financial Instruments that may be Settled at the Issuer’s Option in Cash or its Own Equity Instruments” in the first quarter of 2005. This new accounting standard will require the Trust to include convertible debentures as a component of long-term debt. The related interest expense, currently included as a reduction in accumulated earnings, will be reclassified as interest expense on the Consolidated Statements of Earnings. This change will be adopted retroactively. The change in this accounting policy will impact cash flow.

Exchangeable Shares

On January 19, 2005, the Canadian Institute of Chartered Accountants issued EIC-151 “Exchangeable Securities issued by Subsidiaries of Income Trusts”. The EIC provides conditions under which exchangeable shares are classified as a component of equity. Exchangeable shares that do not meet the conditions are to be classified as a non-controlling interest. The Trust is currently reviewing the impact of this pronouncement. Any possible change would not impact cash flow.

Other accounting standards issued by the CICA during the year ended December 31, 2004 are not expected to materially impact us.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management’s assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Additional information relating to the Trust, including the Annual Information Form is located on SEDAR at www.sedar.com.

Management’s Report

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling their responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy them that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2004. The Auditors’ Report to the unitholders is presented herein.

J. Paul Charron	David J. Broshko
President and Chief Executive Officer	Vice President, Finance and
March 10, 2005	Chief Financial Officer

Auditors’ Report

TO THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

We have audited the consolidated balance sheets of Acclaim Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Calgary, Alberta

March 10, 2005

Consolidated Balance Sheets

As at December 31
($000s)	2004	2003
		(Restated –
		Note 2)
Assets
Current Assets
Accounts receivable	$110,667	$60,720
Prepaid expenses and deposits	13,605	8,202
Deferred financial derivative loss (Note 13)	2,818	—
	127,090	68,922
Property, plant and equipment, net (Note 4)	1,340,846	932,870
Goodwill (Note 3)	87,954	87,954
Total assets	$1,555,890	$1,089,746

Liabilities and Unitholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$123,957	$62,037
Distributions payable	16,831	11,881
Financial derivative liability (Note 13)	13,911	—
	154,699	73,918
Bank debt (Note 5)	283,845	208,997
Hedging obligation and other liabilities	191	2,161
Future income taxes (Note 12)	193,537	161,091
Asset retirement obligations (Note 6)	58,649	32,722
	690,921	478,889
Commitments and guarantees (Note 15)
Contingency (Note 16)
Unitholders’ Equity
Capital (Note 7)	1,002,063	657,475
Exchangeable shares (Note 9)	7,837	8,566
Convertible debentures (Note 8)	74,281	19,326
Accumulated earnings	97,892	65,853
Accumulated distributions (Note 11)	(317,104)	(140,363)
	864,969	610,857
Total liabilities and unitholders’ equity	$1,555,890	$1,089,746

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors:

Jack C. Lee	J. Paul Charron, C.A.
Chairman of the Board	President and Chief Executive Officer

Consolidated Statements of Earnings and Accumulated Earnings

Years ended December 31
($000s except per unit amounts)	2004	2003
		(Restated –
		Note 2)
Revenue
Petroleum and natural gas sales	$521,514	$289,036
Royalty expense (net of Alberta Royalty Tax Credit)	(103,957)	(53,616)
	417,557	235,420

Expenses
Operating	98,001	50,179
Transportation	8,807	7,627
General and administrative	17,013	10,136
Interest	12,054	8,841
Unit-based compensation	9,016	2,075
Depletion, depreciation and amortization	178,781	100,492
Accretion	3,045	1,743
Realized loss on financial derivatives	39,351	9,635
Unrealized loss on financial derivatives (Note 13)	11,093	—
	377,161	190,728
Earnings before taxes	40,396	44,692
Provision for capital taxes	2,535	2,386
Future income taxes (recovery) (Note 12)	1,171	(5,296)
Net Earnings	36,690	47,602
Accumulated earnings, beginning of year as previously reported	63,385	22,121
Change in accounting for asset retirement obligations (Note 2)	2,468	879

Accumulated earnings, beginning of year as restated	65,853	23,000
Interest on convertible debentures (Note 8)	(4,651)	(3,826)
Dividends on preferred shares	—	(923)
Accumulated earnings, end of year	$97,892	$65,853

Net earnings per unit (Note 14)
Basic	$0.41	$0.71
Diluted	$0.41	$0.70

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flow

Years ended December 31
($000s except per unit amounts)	2004	2003
		(Restated –
		Note 2)
Cash Flow Related to the Following Activities:
Operating Activities
Net earnings	$36,690	$47,602
Adjustments for:
Unit-based compensation	7,344	1,564
Depletion, depreciation and amortization	178,781	100,492
Accretion	3,045	1,743
Unrealized loss on financial derivatives	11,093	—
Future income taxes (recovery)	1,171	(5,296)
Cash flow from operations	238,124	146,105
Asset retirement obligation costs incurred	(2,894)	(1,301)
Changes in non-cash operating working capital	(12,601)	(9,518)
Cash flow provided by operating activities	222,629	135,286
Financing Activities
Proceeds from bank debt	74,848	71,363
Repayment of debentures	—	(3,225)
Proceeds from issuance of units, net of issue costs	326,814	208,448
Proceeds from issuance of convertible debentures, net of issue costs	70,657	—
Reduction of hedging obligation and other liabilities	(1,801)	(4,593)
Distributions to unitholders	(171,791)	(115,833)
Interest paid on convertible debentures	(4,651)	(3,826)
Dividends on preferred shares	—	(923)
Changes in non-cash financing working capital	1,340	(2,864)
Cash flow provided by financing activities	295,416	148,547
Cash flow provided by operating and financing activities	518,045	283,833
Investing Activities
Acquisition of petroleum and natural gas properties	(443,607)	(211,073)
Disposition of petroleum and natural gas properties	9,280	6,013
Capital expenditures	(95,379)	(41,661)
Acquisition of subsidiaries (Note 3)	—	(35,037)
Changes in non-cash investing working capital	11,661	(2,075)
Cash used in investing activities	(518,045)	(283,833)
Cash beginning and end of year	$—	$—
The Trust paid the following cash amounts in 2004 and 2003:
Interest paid	$10,697	$7,761
Capital taxes paid	$1,832	$5,076

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

Years Ended December 31, 2004 and 2003 (tabular amounts in $000s except for unit amounts)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, “Acclaim” or the “Trust”). The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management’s opinion, been properly prepared using careful judgment and within the framework of the following significant accounting principles.

In particular the amounts recorded for depletion and depreciation of property and equipment, the impairment test and asset retirement obligations are based on estimates of proven reserves, production rates, future crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Unit consolidation

Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities. Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

Effective January 1, 2004, the Trust adopted CICA Accounting Guideline 16 “Oil and gas accounting – full cost”, (“AcG-16”). Pursuant to AcG-16, the Trust places a limit on the aggregate carrying value of the Trust’s petroleum and natural gas properties. An impairment loss exists when the carrying amount of the Trust’s petroleum and natural gas properties exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves. If an impairment loss is determined to exist, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to earnings. Reserves are determined pursuant to National Instrument 51-101. The adoption of this guideline had no impact on the financial statements.

Goodwill

Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Joint venture

A portion of the Trust’s development and production activities are conducted jointly with others. These financial statements reflect only the Trust’s proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan

The Trust has a unit-based compensation plan for directors, officers, employees and consultants of the Trust. Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held. Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. See Note 10 for a description of the plan.

Income taxes

The Trust is a taxable entity under the Canadian Income Tax Act (“Act”) and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker’s Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options and convertible debentures. The treasury method assumes that proceeds from the exercise of “in-the-money” unit options and exercise of the convertible debentures are used to re-purchase units at the prevailing market rate.

2. CHANGES IN ACCOUNTING POLICIES

(a) Hedging Relationships

Effective January 1, 2004, the Trust adopted Accounting Guideline 13 – Hedging Relationships, which deals with the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting. Where hedge accounting does not apply, any changes in the fair value of the financial derivative contracts relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline. Therefore, the Trust has elected to not apply hedge accounting and to follow the fair value accounting method for all financial instruments. The new accounting policy has been adopted prospectively.

Effective January 1, 2004, the Trust recorded the fair value of financial instruments as a liability of $11.2 million, and a deferred financial derivative loss of $11.2 million. The deferred financial derivative loss is recognized into net earnings over the life of the associated contracts.

(b) Asset Retirement Obligations

Effective January 1, 2004, the Trust adopted Section 3110 Asset Retirement Obligations. The asset retirement obligation liability is initially measured at fair value, which is the discounted future value of the liability. The liability accretes until the obligation is settled. The fair value is capitalized as part of the related asset and is depleted over the useful life of the asset. The new accounting policy has been applied retroactively with restatement of prior periods. As a result of the retroactive application, the comparative statement of earnings has been restated. The effect of the change on net earnings for the year ended December 31, 2004 and 2003 was immaterial.

The following December 31, 2003 balances were restated as a result of the change:

	As Previously
	Reported	Adjustment	As Restated
Property, plant and equipment	918,767	14,103	932,870
Asset retirement obligations liability	22,866	9,856	32,722
Future income tax liability	159,312	1,779	161,091
Accumulated earnings	63,385	2,468	65,853

(c) Transportation Costs

Effective January 1, 2004, the Trust has reclassified transportation costs as a separate expense on the Statement of Earnings. Previously, the transportation costs were netted against petroleum and natural gas sales. There was no impact on net earnings as a result of this change. Prior periods have been reclassified for comparative purposes.

3. ACQUISITIONS

a) ChevronTexaco Property Acquisition

On June 30, 2004, Acclaim acquired from ChevronTexaco Corporation certain conventional oil and gas interests in Western Canada. The acquisition was financed through the issuance of trust units, 8% convertible debentures (Note 8), and debt.

The allocation of the purchase cost of the assets was as follows:

Petroleum and natural gas properties	$477,168
Future income taxes	(31,275)
Asset retirement obligations	(12,733)
Cash purchase consideration	$433,160

b) Exodus Energy Ltd.

On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. (“Exodus”). The acquisition was accounted for by the purchase method of accounting. The allocation of the purchase consideration was as follows:

Net working capital deficiency	$(3,825)
Petroleum and natural gas properties	37,912
Goodwill	10,275
Future income taxes	(6,117)
Bank debt	(4,050)
Asset retirement obligations	(4,452)
$29,743

Consideration was comprised of:

Issuance of 1,341,905 units	$15,150
Cash	14,398
Transaction costs	195
$29,743

c) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

d) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 per unit for gross proceeds of $95.0 million.

e) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. (“Elk Point”). The acquisition was accounted for by the purchase method of accounting. The allocation of the purchase consideration was as follows:

Net working capital	$853
Petroleum and natural gas properties	170,000
Goodwill	26,501
Future income taxes	(16,259)
Bank debt	(58,457)
Hedging and lease obligation	(1,378)
Asset retirement obligations	(4,846)
$116,414

Consideration was comprised of:

Issuance of 10,517,264 units	$95,970
Cash	10,890
Transaction costs	9,554
$116,414

The following is a summary of goodwill by acquisition:

	2004	2003
Acclaim Energy Trust	$51,178	$51,178
Elk Point Resources Inc.	26,501	26,501
Exodus Energy Ltd.	10,275	10,275
	$87,954	$87,954

4. PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Property, plant and equipment, at cost	$1,747,305	$1,160,548
Accumulated depletion and depreciation	406,459	227,678
	$1,340,846	$932,870

Costs relating to unproved properties of $41.5 million (2003 – $45.7 million) were excluded from costs subject to depletion and depreciation.

An impairment test calculation was performed on the Trust’s property, plant and equipment at December 31, 2004 and 2003 in which the estimated undiscounted future net cash flows associated with the proved reserves exceeded the carrying amount of the Trust’s property, plant and equipment.

The following table outlines benchmark prices used in the impairment test:

Year	WTI (US$/bbl)	Exchange Rate	AECO (CDN$/mcf)
2005	42.00	0.820	6.60
2006	40.00	0.820	6.35
2007	38.00	0.820	6.15
2008	36.00	0.820	6.00
2009	34.00	0.820	6.00
2010 – 2012	33.00	0.820	6.00
Thereafter (inflation %)	2.0%	0.0%	2.0%

5. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $400 million revolving production loan and a $25 million revolving operating loan, of which $283.8 million was drawn at December 31, 2004 (December 31, 2003 – $209.0 million). The full facility bears interest at the lenders’ prime rate or Bankers’ Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to semi-annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The credit facility has been classified as long-term on the balance sheet at December 31, 2004 and 2003.

6. ASSET RETIREMENT OBLIGATIONS

Total future asset retirement obligations were estimated by management based on the Trust’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Trust has estimated the net present value of its total asset retirement obligations to be $58.6 million (December 31, 2003 – $32.7 million) based on a total future liability of $186.0 million (December 31, 2003 – $103.8 million). The costs are expected to be incurred over an average period of 15 years. The estimated liability has been discounted using a credit adjusted risk free rate of eight percent and an inflation rate of two percent.

The following table reconciles Acclaim’s asset retirement obligation:

Asset Retirement Obligations	Amount
Balance, December 31, 2003	$32,722
Additions	13,947
Change in estimates	11,829
Settlement of liabilities during year	(2,894)
Accretion expense	3,045
Balance, December 31, 2004	$58,649

7. CAPITAL

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units, none of which are outstanding. Each unitholder can request redemption of trust units at a price calculated as the lesser of  90 percent of the market price during the 10 days after the date units are tendered and the closing market price on the date units are tendered. Cash payments for units tendered are limited to $100,000 per month. The Trust will issue notes for redemption in excess of cash payments.

	2004		2003
	Units (000s)	Amount	Units (000s)	Amount
Balance, beginning of year	74,601	$660,048	39,240	$317,734
Issued for cash
Pursuant to equity offerings, net of costs	26,825	320,171	20,586	203,056
Pursuant to private placement, net of costs	—	—	307	2,399
Employee savings plan	160	2,155	111	1,222
Exercise of unit options	11	116	8	70
Issued pursuant to acquisition – Elk Point	—	—	10,517	95,970
Issued pursuant to acquisition – Exodus	—	—	1,342	15,150
Conversion of 11% debentures	1,523	14,854	2,335	22,747
Conversion of 8% debentures	155	2,099	—	—
Conversion of exchangeable shares	70	729	—	—
Distribution reinvestment plan	235	3,122	155	1,700
	103,580	1,003,294	74,601	660,048
Unit purchase loan receivable	—	(1,231)	—	(2,573)
Balance, end of year	103,580	$1,002,063	74,601	$657,475

On October 4, 2004, the Trust issued 5.3 million trust units at $14.25 per trust unit for gross proceeds of $75.5 million. Net proceeds of the issuance after underwriting fees and expenses were $71.4 million. The net proceeds from the financing were used to partially repay indebtedness incurred with the Chevron acquisition and to expand Acclaim’s capital expenditure program.

On June 15, 2004, the Trust issued 16.4 million trust units at a price of $12.25 per trust unit for gross proceeds of $200.3 million and $75 million principal amount of 8% convertible extendible unsecured debentures in connection with the Chevron acquisition (Note 3a). Net proceeds of the issuance after the underwriting fees and expenses amounted to approximately $262.0 million.

On April 19, 2004, the Trust issued 5.2 million trust units at $12.00 per trust unit for gross proceeds of  $62.1 million. Net proceeds, after underwriting fees and expenses amounted to approximately $59.0 million.

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus (Note 3b).

On October 27, 2003, the Trust issued 4.3 million trust units for $11.00 per unit for gross proceeds of  $46.8 million ($44.5 million net of issue costs).

In conjunction with the acquisition of the West Central Alberta properties (Note 3d), the Trust issued  9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs). The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 3c), the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs). The equity financing closed July 22, 2003.

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point (Note 3e).

Distribution reinvestment plan

Canadian unitholders may elect to reinvest their cash distributions into additional units of the Trust. During 2004, 235,000 units were issued with $3.1 million being credited to capital.

Unit purchase loan receivable

The unit purchase loan receivable is outstanding from employees and directors of the Trust. The loan is secured by the units purchased and is being repaid by the distributions on those units. The units purchased had a market value of  $4.3 million at December 31, 2004.

8. CONVERTIBLE DEBENTURES

On June 15, 2004, the Trust issued $75.0 million, 8% convertible extendible unsecured subordinated debentures for net proceeds of $72.9 million after costs of the issue. The debentures have a face value of $1,000 per debenture, a final maturity date of August 31, 2009, and are convertible into trust units of Acclaim at the option of the holder at any time at a price of $13.50 per trust unit. The debentures pay interest semi-annually on February 28 and August 31, with the initial interest payment on February 28, 2005.

On December 17, 2002, the Trust issued $45.0 million, 11% convertible extendible unsecured subordinated debentures at a price of $1,000 per debenture. The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007. The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit. Interest is payable semi-annually on June 30 and December 31 of each year.

Both the 8% and 11% debentures have been classified as equity because the Trust has the option, and management intends to settle, the principal and interest with the issuance of units. Interest paid to the debenture holders is included in Accumulated Earnings.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available on Conversion (000s)	Amount
i) 8% Convertible Debentures
Balance, December 31, 2003	—	$—
Issued, June 15, 2004	5,556	75,000
Converted to units during the year	(155)	(2,099)
Issue costs	—	(3,092)
Balance, December 31, 2004	5,401	$69,809

ii) 11% Convertible Debentures
Balance, December 31, 2002	4,530	$42,363
Converted to units during the year	(2,335)	(22,747)
Issue costs	—	(290)
Balance, December 31, 2003	2,195	19,326
Converted to units during the year	(1,523)	(14,854)
Balance, December 31, 2004	672	$4,472
Total, December 31, 2004	6,073	$74,281

The fair value of the convertible debentures at December 31, 2004, based on quoted market value was $91.2 million (December 31, 2003 – $26.1 million).

9. EXCHANGEABLE SHARES

Exchangeable Shares	Number of Units (000s)	Amount
Balance, December 31, 2003	776	$8,566
Shares exchanged	(70)	(729)
Adjustment to exchange ratio for distributions	102	—
Balance, December 31, 2004	808	$7,837

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with the exchangeable shares being exchangeable into 718,777 units immediately and the remainder exchangeable on October 1, 2005.

10. UNIT-BASED COMPENSATION PLAN

The Trust had a unit-based compensation plan (the “Option Plan”) under which units of the Trust were reserved for issuance to employees, officers and directors. Under the terms of the Plan an option holder was able to exercise a right to sell their options to the Trust. Compensation expense on unexercised rights was determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

The following table summarizes the activity for the Option Plan:

		Weighted
		Average
	Number	Exercise
	of Options	Price
	(000s)
Outstanding, December 31, 2002	2,058	$9.85
Granted	1,619	10.57
Exercised	(8)	8.15
Repurchased and cancelled	(932)	10.21
Outstanding, December 31, 2003	2,737	10.15
Exercised	(12)	9.67
Repurchased and cancelled	(2,725)	—
Outstanding, December 31, 2004	—	$—

On May 19, 2004, the unitholders of Acclaim approved a new unit award incentive plan to replace the Option Plan. The new plan authorizes the Board of Directors to grant up to 2,500,000 units consisting of Restricted Units and Performance Units to directors, officers, employees and consultants of the Trust and its affiliates. The Restricted Units vest over a three-year period. The Performance Units vest on the third anniversary of the date of the grant. The number of Performance Units granted is dependent on the performance of the Trust relative to a peer comparison group of oil and gas trusts and other companies. A holder of a Restricted or Performance Unit may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of units held. The plan provides for adjustments to the number of units issued based on the cumulative distributions of the Trust during the period that the Restricted or Performance Unit is outstanding.

The following table summarizes the activity for the Restricted and Performance Units:

	Number of	Number of
	RTUs	PTUs
	(000s)	(000s)
Balance, beginning of year	—	—
Granted	1,143	382
Forfeited	(52)	(8)
Balance, end of year	1,091	374

As of December 31, 2004, there were 1,091,240 Restricted Units and 374,150 Performance Units outstanding entitling holders to 1,604,714 units upon vesting. A compensation expense of $7.3 million was recorded during the year to approximate the fair value (based on period end price of the units) of the Restricted Units in excess of the Option Plan that was replaced. A compensation expense was not recognized for the approximate fair value of the Performance Units as it is uncertain whether the performance criteria will be met at the end of three years.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to five percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2004, 160,070 (2003– 111,303) units were issued from Treasury under the Employee Unit Savings Plan with $2.2 million (2003 – $1.2 million) being credited to capital (Note 6). The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

11. ACCUMULATED DISTRIBUTIONS

The table below shows the cumulative distributions to unitholders:

Distributions on issued units	$/Unit	Amount
Three months ended December 31, 2002	$0.488	$19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
Year ended December 31, 2003	$1.950	$121,338
Three months ended March 31, 2004	0.488	36,410
Three months ended June 30, 2004	0.488	42,002
Three months ended September 30, 2004	0.488	47,882
Three months ended December 31, 2004	0.488	50,447
Year ended December 31, 2004	$1.950	$176,741
Accumulated distributions	$4.388	$317,104

12. INCOME TAXES

The Trust and Other Non-Corporate Entities

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income that is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

The Trust had no taxable income in 2004 or 2003.

The Trust also owns interests directly or indirectly in various non-corporate entities which are considered flow-through entities for tax purposes. These entities are designed to allocate 100 percent of their taxable income to the Trust and therefore do not recognize future income taxes on differences between the carrying value and the tax value of their net assets. The Trust and other non-corporate entities had the following tax pools:

	2004	2003
Canadian oil and gas property expense	$3,843	$—
Undepreciated capital cost	64,635	—
Canadian development expenditures	1,148	45,332
Tax losses carried forward	577	10,734
Share issue costs	14,357	1,080
	$84,560	$57,146

Corporate Subsidiaries

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2004 and 2003 relating to the following:

	2004	2003
Capital assets in excess of tax value	$221,592	$176,962
Asset retirement obligations	(15,939)	(8,217)
Financial derivatives	(3,884)	—
Finance expense charged to unitholders’ equity	(2,146)	(3,041)
Tax losses carried forward	(6,086)	(4,613)
	$193,537	$161,091

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2004	2003
Net earnings before taxes	$40,396	$44,692
Statutory income tax rate	39.64%	41.08%
Expected income tax expense	$16,012	$18,359
Add (deduct) the tax effect of:
Non-deductible crown charges	14,651	11,553
Non-deductible compensation expense	2,911	—
Net income attributed to the Trust	(14,041)	—
Resource allowance	(11,793)	(12,221)
Effect of change in tax rates and other	(6,366)	(22,841)
Alberta Royalty Tax Credit	(203)	(146)
Future income tax expense (recovery)	1,171	(5,296)
Capital tax expense	2,535	2,386
Total tax expense (recovery)	$3,706	$(2,910)

13. FINANCIAL INSTRUMENTS

The Trust’s financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations in the Canada/US dollar exchange rate. The Trust manages this risk by entering into various derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

The Trust has entered into the following currency financial contracts for 2005:

Monthly Amount	Price	Term
US$3,000,000	CDN$1.2400 – CDN$1.3905	January 1, 2005 – December 31, 2005
US$2,000,000	CDN$1.2400 – CDN$1.3625	January 1, 2005 – June 30, 2005
US$2,000,000	CDN$1.2000 – CDN$1.3605	July 1, 2005 – December 31, 2005

The Trust has entered into the following financial contracts and fixed price physical contracts for 2005 and future years:

Future Commodity Contracts

Daily Quantity	Contract Price ($/Gj)	Term
Natural Gas-Collars (AECO)
5,000 Gj	CDN$5.00 – $7.80	November 1, 2004 – March 31, 2005
20,000 Gj	CDN$7.00 – $11.00	November 1, 2004 – March 31, 2005
5,000 Gj	CDN$6.20 – $12.50	November 1, 2004 – March 31, 2005
5,000 Gj	CDN$7.00 – $11.25	November 1, 2004 – March 31, 2005
15,000 Gj	CDN$6.00 – $8.00	April 1, 2005 – October 31, 2005
5,000 Gj	CDN$6.00 – $9.00	April 1, 2005 – October 31, 2005
Natural Gas-Three Way Contracts (AECO)
5,000 Gj	CDN$4.00 – $5.00 – $8.50	November 1, 2004 – March 31, 2005
10,000 Gj	CDN$5.00 – $6.00 – $8.00	April 1, 2005 – October 31, 2005
Natural Gas-Fixed Price Contracts (AECO)
5,000 Gj	CDN$7.00	November 1, 2004 – October 31, 2005
Natural Gas-Participating Swaps (AECO)
5,000 Gj	CDN$6.00 +85% participation	April 1, 2005 – October 31, 2005
Natural Gas-Call Spreads (AECO)
5,000 Gj (Purchased by Acclaim)	CDN$9.00 – $11.50	November 1, 2004 – March 31, 2005
Natural Gas-Calls Sold (AECO)
3,000 Gj	CDN$2.80	November 1, 1999 – October 31, 2005
Crude Oil-Collars (WTI)
1,000 bbl	US$32.00 – 38.40	January 1, 2005 – December 31, 2005
2,000 bbl	US$32.00 – 39.00	January 1, 2005 – December 31, 2005
Crude Oil-Three Way Collars (WTI)
1,000 bbl	US$20.00 – $24.00 – $30.00	January 1, 2005 – December 31, 2005
1,000 bbl	US$24.00 – $27.00 – $40.05	January 1, 2005 – December 31, 2005
1,000 bbl	US$24.00 – $27.00 – $35.00	January 1, 2005 – December 31, 2005
1,000 bbl	US$30.00 – $34.00 – $43.60	January 1, 2005 – December 31, 2005
1,000 bbl	US$34.00 – $38.00 – $51.00	April 1, 2005 – June 30, 2005

Crude Oil-Fixed (WTI)
1,000 bbl	US$40.00	January 1, 2005 – December 31, 2006
500 bbl	US$40.10	January 1, 2005 – December 31, 2006
Crude Oil-Call Spreads (WTI)
500 bbl (Purchased by Acclaim)	US$41.00 – $48.00	July 1, 2005 – December 31, 2005
Alberta Power -Fixed Price Contracts (Alberta Power Pool)
2 MWh	CDN$43.75	January 1, 2004 – December 31, 2005
2 MWh	CDN$47.50	January 1, 2005 – December 31, 2006
5 MWh	CDN$48.25	January 1, 2006 – December 31, 2006

The following table is a reconciliation of the change in the fair value of the financial derivative instrument during the year:

	Financial Derivative Loss	Financial Derivative Liability	Unrealized Loss
Balance, January 1, 2004 (Note 2)	$11,180	$(11,180)	$—
Amortization	(8,362)	—	8,362
Unrealized loss on financial derivatives	—	(2,731)	2,731
Balance, December 31, 2004	$2,818	$(13,911)	$11,093

The estimated fair value of financial derivative instruments is based on quoted market prices.

14. NET EARNINGS PER UNIT

Net earnings per unit has been calculated based on the following:

	2004	2003
Weighted average units outstanding	88,877	59,920
Units issuable on conversion of exchangeable shares	706	776
Basic weighted average units and exchangeable shares outstanding	89,583	60,696
Dilutive impact of Restricted and Performance Units	780	—
Dilutive impact of options	—	202
Diluted weighted average units outstanding	90,363	60,898

Net earnings in the net earnings per basic unit calculation has been reduced by interest on convertible debentures of $4.7 million in 2004 (2003 – $3.8 million) and dividends on preferred shares of $nil million in 2004 (2003 – $0.9 million). Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

15. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has the following commitments:

($000s)	2005	2006	2007	2008	Thereafter
Office leases	$1,092	$1,092	$1,092	$1,092	$1,092
Transportation	715	714	703	695	4,031
	$1,807	$1,806	$1,795	$1,787	$5,123

16. CONTINGENCY

On December 12, 2004, a gas release occurred at an Acclaim operated well site west of the city of Edmonton, Alberta. Acclaim’s emergency response plan was engaged and the resulting fire was extinguished on January 10, 2005. The well was not producing at the time of the incident and has not had an impact on production in the area.

Acclaim carries control of well and general liability insurance in the amount of $10 million and $50 million less applicable deductibles respectively. Total costs associated with the incident are currently estimated to approximate $45 million including the cost of drilling two relief wells and subsequent abandonment and reclamation of the site. Acclaim is currently working through the claims process with its insurers. At December 31, 2004, costs approximating $28 million have been included as accrued liabilities with an offsetting accrual to accounts receivable for anticipated insurance recoveries.

As the reclamation and claim process is ongoing the financial impact of the incident on Acclaim is currently not determinable.

Corporate Information

OFFICERS AND SENIOR MANAGEMENT

J. Paul Charron, CA

President and Chief Executive Officer

David J. Broshko, CA

Vice President, Finance and Chief Financial Officer

Mark P. Fitzgerald, PEng

Vice President, Operations

Wesley R. Morningstar

Vice President, Exploration and Development

Richard J. Tiede, PEng

Vice President, Business Development

DIRECTORS

Jack C. Lee

Chairman
Calgary, Alberta

Robert G. Brawn, PEng

Chairman, Emeritus and Director

Calgary, Alberta

J. Paul Charron, CA

President, Chief Executive Officer and Director

Calgary, Alberta

Peter W. Comber, CA

Toronto, Ontario

Frank W. King OC, LID, PEng

Calgary, Alberta

Nancy M. Laird

Calgary, Alberta

R. Gregory Rich, PEng

Houston, Texas

R. Carl Smith

Canmore, Alberta

AUDITORS

Deloitte & Touche LLP

Calgary, Alberta

BANKERS

The Toronto Dominion Bank

Canadian Imperial Bank of Commerce

Bank of Montreal

Alberta Treasury Branches

BNP Paribas (Canada)

The Bank of Nova Scotia

Union Bank of California, NA

PETROLEUM CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.

Calgary, Alberta

LEGAL COUNSEL

Burnet Duckworth & Palmer LLP

Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada

Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange/Trust Units: AE.UN

Debentures: AE.DB; AE.DB.A

INVESTOR RELATIONS

Kerklan (Kerk) Hilton

Director, Investor Relations

Direct: (403) 539-6343

Investor Toll Free: 1-877-539-6300

HEAD OFFICE

1900, 255-5th Avenue SW

Calgary, Alberta

Canada T2P 3G6

Telephone: (403) 539-6300

Facsimile: (403) 539-6499

Email: info@acclaimtrust.com

Website: www.acclaimtrust.com

NOTICE OF ANNUAL AND SPECIAL MEETING

All unitholders are invited to attend Acclaim’s Annual and Special Meeting, to be held on Thursday, May 12, 2005, at 2:30 p.m. (Calgary time) in the Lecture Theatre of the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta.

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim.

Furthermore, the forward-looking statements contained in this document are made as of March 10, 2005, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

Units Outstanding

Basic	103 million
Diluted (assuming debenture conversion)	112 million
2004 Average Daily Trading Volume	375,000

Capitalization, December 31, 2004 ($ millions)

Trust Units	$1,483
8% Convertible Debentures at par	$73
11% Convertible Debentures at par	$6
Bank Debt	$284
Total Enterprise Value	$1,846

Acclaim Energy Trust

1900, 255 – 5th Avenue SW

Calgary, Alberta, Canada  T2P 3G6

Telephone:	403 539-6300
Toll Free:	1 877 539-6300
Facsimile:	403 539-6499
Email:	info@acclaimtrust.com
Website:	www.acclaimtrust.com